                                                     File Nos. 333-45039
                                                             811-08619

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

              INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933

         Pre-Effective Amendment No. 1    Post-Effective Amendment No.

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940

                               Amendment No. __
                       (Check appropriate box or boxes.)

           MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
                          (Exact Name of Registrant)

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                  1295 State Street, Springfield, MA   01111
        (Address of Depositor's Principal Executive Offices)(Zip Code)

       Depositor's Telephone Number, including Area Code (413) 744-8411

                    Name and Address of Agent for Service:

                              Stephen R. Bosworth
                 Vice President and Associate General Counsel
                  Massachusetts Mutual Life Insurance Company
                            1295 State Street, H536
                       Springfield, Massachusetts 01111

                        Notices and Communications to:

                              James M. Rodolakis
                                    Counsel
                  Massachusetts Mutual Life Insurance Company
                            1295 State Street, H536
                       Springfield, Massachusetts 01111

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           CROSS REFERENCE TO ITEMS
                             REQUIRED BY FORM N-4

N-4 Item                                                             Caption in Prospectus
--------                                                             ---------------------
1................................................................... Cover Page

2................................................................... Definitions

3................................................................... Table of Fees and Expenses

4................................................................... Not Applicable

5................................................................... MassMutual, the Separate
                                                                     Account and the Funds

6................................................................... Certificate Charges;
                                                                     Distribution

7................................................................... Miscellaneous Provisions;
                                                                     The Contract and Certificates; Reservation of
                                                                     Rights; Participant's Voting Rights

8................................................................... The Annuity (Pay-Out)
                                                                     Period

9................................................................... The Death Benefit

10.................................................................. The Accumulation (Pay-In)
                                                                     Period; Distribution

11.................................................................. Right to Return Certificate;
                                                                     Redemption Privilege

12.................................................................. Federal Tax Status

13.................................................................. None

14.................................................................. Additional Information

                                                                     Caption in Statement of
                                                                     Additional Information
                                                                     ----------------------
15.................................................................. Cover Page

16.................................................................. Table of Contents

17.................................................................. General Information

18.................................................................. Distribution

19.................................................................. Purchase of Securities Being Offered

20.................................................................. Distribution

21.................................................................. Performance Measures

22.................................................................. Annuity Provisions

23.................................................................. Reports of Independent
                                                                     Accountants and Financial
                                                                     Statements

                                    PART A

                     INFORMATION REQUIRED IN A PROSPECTUS

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 AND
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

PROSPECTUS - JULY 1, 1998

THE INDIVIDUAL CERTIFICATES UNDER A GROUP DEFERRED VARIABLE ANNUITY CONTRACT WITH FLEXIBLE PURCHASE PAYMENTS (the "Certificates") described in this Prospectus provide for accumulation of Certificate Values and payment of annuity payments on a fixed and variable basis. The Certificates are designed for use by individuals on a Qualified or Non-Qualified basis. The minimum initial Purchase Payment for a Non-Qualified Certificate is $5,000 and $2,000 for a Qualified Certificate.

Purchase Payments for the Certificates will be allocated as specified by the Participant, to the Fixed Accounts and/or to a separate account designated Massachusetts Mutual Variable Annuity Separate Account 4 (the "Separate Account") of Massachusetts Mutual Life Insurance Company (the "Company"). The Company may allocate initial Purchase Payments to the Money Market SubAccount of the Separate Account during the Right to Examine Certificate Period. (See Highlights.) The Separate Account invests in shares of Panorama Series Fund, Inc. ("Panorama Fund"), Oppenheimer Variable Account Funds ("Oppenheimer Funds"), and subject to state availability, Variable Insurance Products Fund II ("VIP Fund II"), American Century Variable Portfolios, Inc. ("American Century VP"), T. Rowe Price Equity Series, Inc. ("T. Rowe Price Equity Series"), and MML Series Investment Fund ("MML Trust"). The Panorama Fund is a series fund with six (6) of its Portfolios currently available to Participants: LifeSpan Diversified Income Portfolio, Total Return Portfolio, LifeSpan Balanced Portfolio, LifeSpan Capital Appreciation Portfolio, Growth Portfolio, and International Equity Portfolio. Oppenheimer Funds is a series fund with two (2) of its Funds currently available to Participants: Oppenheimer Money Fund and Oppenheimer Bond Fund. VIP Fund II is a series fund with one (1) of its Portfolios available to Participants (subject to state availability): Contrafund Portfolio. American Century VP is a series fund with one (1) of its Portfolios available to Participants (subject to state availability): VP Income & Growth Portfolio. T. Rowe Price Equity Series is a series fund with one (1) of its Portfolios available to Participants (subject to state availability): Mid-Cap Growth Portfolio. MML Trust is a series fund with one (1) of its Funds available to Participants (subject to state availability): MML Small Cap Value Equity Fund.

This Prospectus concisely sets forth the information a prospective investor should know before investing and should be kept for future reference. Additional information about the Certificates is contained in the Statement of Additional Information which is available at no charge. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated herein by reference. For the Statement of Additional Information, call (800) 569-6576 or write to: Panorama Premier, Annuity Products, H565, P.O. Box 9067, Springfield, Massachusetts 01102-9067.

The Securities and Exchange Commission (the "SEC") maintains a Website (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding registrants that is filed with the SEC electronically.
--------------------------------------------------------------------------------
The Certificates are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Investment in the Certificates is subject to risk that may cause the value of the Participant's investment to fluctuate, and when the Certificates are surrendered, the value may be higher or lower than the purchase payment.
--------------------------------------------------------------------------------
ANY INQUIRIES CAN BE MADE BY TELEPHONE OR IN WRITING TO MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY AT ITS ANNUITY SERVICE CENTER.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

THIS PROSPECTUS IS ONLY VALID WHEN ACCOMPANIED BY THE PROSPECTUSES FOR PANORAMA FUND, OPPENHEIMER FUNDS, VIP FUND II CONTRAFUND PORTFOLIO, AMERICAN CENTURY VP INCOME & GROWTH PORTFOLIO, T. ROWE PRICE MID-CAP GROWTH PORTFOLIO AND MML SMALL CAP VALUE EQUITY FUND.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Table of Contents

                                                                                          Page
                                                                                          ----
Definitions.............................................................................    4
Highlights..............................................................................    6
Table of Fees and Expenses..............................................................    8
The Company.............................................................................   10
The Separate Account....................................................................   10
     Eligible Investments...............................................................   11
     Panorama Series Fund, Inc..........................................................   11
     Oppenheimer Variable Account Funds.................................................   12
     Variable Insurance Products Fund II................................................   12
     American Century Variable Portfolios, Inc..........................................   12
     T. Rowe Price Equity Series, Inc...................................................   12
     MML Series Investment Trust........................................................   12
     Voting Rights......................................................................   13
     Substitution of Securities.........................................................   13
The Fixed Accounts......................................................................   13
     DCA Fixed Account..................................................................   14
     The Fixed Account..................................................................   14
Charges and Deductions..................................................................   14
     Deduction for Mortality and Expense Risk Charge....................................   14
     Deduction for Administrative Charge................................................   15
     Deduction for Annual Certificate Maintenance Charge................................   15
     Deduction for Premium and Other Taxes..............................................   15
     Deduction for Fund Expenses........................................................   15
     Deduction for Transfer Fee.........................................................   15
     Deduction for Contingent Deferred Sales Charge.....................................   16
     Free Withdrawals...................................................................   17
The Contract and Certificates...........................................................   17
     Participant........................................................................   17
     Joint Participants.................................................................   17
     Annuitant..........................................................................   17
     Assignment.........................................................................   17
Purchase Payments and Certificate Value.................................................   18
     Purchase Payments..................................................................   18
     Allocation of Purchase Payments....................................................   18
     Certificate Value..................................................................   18
     Accumulation Units.................................................................   18
     Accumulation Unit Value............................................................   18
Transfers...............................................................................   19
     Transfers During the Accumulation Period...........................................   19
     Transfers During the Annuity Period................................................   19
     Dollar Cost Averaging..............................................................   20
     Rebalancing Program................................................................   20
Withdrawals.............................................................................   21
     Systematic Withdrawals.............................................................   22
     Suspension or Deferral of Payments.................................................   22
     Terminal Illness Benefit...........................................................   22
Proceeds Payable on Death...............................................................   22
     Death of Participant During the Accumulation Period................................   22
     Death Benefit Amount During the Accumulation Period................................   22
     Death Benefit Options During the Accumulation Period...............................   23
     Death of Participant During the Annuity Period.....................................   23
     Death of Annuitant.................................................................   23
     Payment of Death Benefit...........................................................   23
     Beneficiary........................................................................   23
     Change of Beneficiary..............................................................   24
Annuity Provisions......................................................................   24
     Annuity Guidelines.................................................................   24
     Annuity Payments...................................................................   24

     Fixed Annuity......................................................................   24
     Variable Annuity...................................................................   24
     Annuity Units and Payments.........................................................   24
     Annuity Unit Value.................................................................   25
     Annuity Options....................................................................   25
     Distribution.......................................................................   25
Performance Measures....................................................................   26
     Standardized Average Annual Total Return...........................................   26
     Additional Performance Measures....................................................   26
Tax Status..............................................................................   27
     General............................................................................   27
     Diversification....................................................................   27
     Multiple Certificates..............................................................   28
     Tax Treatment of Assignments.......................................................   28
     Income Tax Withholding.............................................................   28
     Tax Treatment of Withdrawals- Non-Qualified Certificates...........................   28
     Penalty Tax........................................................................   28
     Qualified Plans....................................................................   29
       H.R. 10 Plans....................................................................   29
       Individual Retirement Annuities..................................................   29
       Roth IRAs........................................................................   29
       Corporate Pension and Profit-Sharing Plans.......................................   30
       Section 457 Deferred Compensation ("Section 457") Plans..........................   30
       Tax Treatment of Withdrawals-Qualified Certificates..............................   30
     Certificates Owned by Other Than Natural Persons...................................   31
IRA Disclosure Statement - Appendix A...................................................   32
Additional Information..................................................................   35

Definitions

Accumulation Period: The period prior to the commencement of Annuity Payments during which Purchase Payments may be made.

Accumulation Unit: A unit of measure used to determine the value of the Participant's interest in a Sub-Account of the Separate Account during the Accumulation Period.

Annuitant: The primary person upon whose life Annuity Payments are to be made. For purposes of applicable Certificate provisions, on or after the Annuity Date, reference to the Annuitant also includes any joint Annuitant.

Annuity Date: The date on which Annuity Payments begin.

Annuity Options: Options available for Annuity Payments.

Annuity Payments: The series of payments that will begin on the Annuity Date.

Annuity Period: The period which begins on the Annuity Date and ends with the last Annuity Payment.

Annuity Reserve: The assets which support a variable Annuity Option during the Annuity Period.

Annuity Service Center: The office at which the administration of the Certificate occurs. Please direct all requests and/or inquiries to Annuity Service Center, H565, P.O. Box 9067, Springfield, MA 01102-9067, (800) 569-6576.

Annuity Unit: A unit of measure used to determine the amount of each Variable Annuity Payment after the Annuity Date.

Beneficiary: The person(s) or entity(ies) designated to receive the death benefit provided by the Certificate.

Certificate: An ownership interest issued by the Company to a Participant (or two participants jointly) under the Contract.

Certificate Anniversary: An anniversary of the Issue Date of the Certificate.

Certificate Value: The sum of the Participants interest in the Fixed Accounts and/or the Sub-Accounts of the Separate Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Issue Date. Subsequent Certificate Years begin on each anniversary of the Issue Date.

Contract: A group deferred variable annuity contract with flexible purchase payments which is issued by the Company.

Eligible Investment: An investment entity into which assets of the Separate Account will be invested.

Fixed Accounts: Investment options within the General Account which may be selected during the Accumulation Period. Subject to state availability, the following two Fixed Accounts are available to Participants: the Dollar Cost Averaging Fixed Account (the "DCA Fixed Account") and the Fixed Account.

Fixed Annuity: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

General Account: The Company's general investment account which contains all the assets of the Company with the exception of the Separate Account and other segregated asset accounts.

Issue Date: The date on which the Certificate became effective.

Non-Qualified Certificates: Certificates other than Qualified Certificates which do not receive favorable tax treatment under Sections 401, 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code").

Participant: The person(s) or entity(ies) entitled to the ownership rights stated in the Certificate.

Premium Tax: A tax imposed by certain states and other jurisdictions when a Purchase Payment is made, when Annuity Payments begin, or when a Certificate is surrendered.

Purchase Payment: During the Accumulation Period, a payment made by or on behalf of a Participant with respect to the Certificate.

Qualified Certificates: Certificates issued under Qualified Plans.

Qualified Plans: Plans which receive favorable tax treatment under Sections 401, 408, or 457 of the Code.

Separate Account: The Company's Separate Account designated as Massachusetts Mutual Variable Annuity Separate Account 4.

Sub-Account: Separate Account assets are divided into Sub-Accounts. Assets of each Sub-Account will be invested in shares of an available Eligible Investment or a Portfolio or Fund of an Eligible Investment. Currently the Eligible Investments are six Portfolios of Panorama Fund, two Funds of Oppenheimer Funds, and subject to state availability, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund.

Valuation Date: Each day on which the Company, the New York Stock Exchange ("NYSE") and the Fund are open for business. See the Prospectuses for the Panorama Fund, Oppenheimer Funds, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-Accounts of the Separate Account.

Written Request: A request or notice in writing, in a form satisfactory to the Company, which is received by the Annuity Service Center.

Highlights

General

A Participant may elect to have Purchase Payments allocated to a segregated investment account of Massachusetts Mutual Life Insurance Company (the "Company") which account has been designated Massachusetts Mutual Variable Annuity Separate Account 4 (the "Separate Account") or to the Fixed Accounts of the Company. The Company guarantees that it will credit a specified minimum interest rate on amounts allocated to the Fixed Accounts. Under certain circumstances, however, Purchase Payments may initially be allocated to the Money Market Sub-Account of the Separate Account (see below). The Separate Account invests in shares of certain Portfolios of the Panorama Fund, in shares of certain Funds of Oppenheimer Funds, and subject to state availability, in shares of one Portfolio of VIP Fund II, one Portfolio of American Century VP, one Portfolio of T. Rowe Price Equity Series and one Fund of MML Trust. (See Eligible Investments.) Participant(s) bear the investment risk for all amounts allocated to the Separate Account.

Right to Examine Certificate

The Certificate may be returned to the Company for any reason within ten (10) calendar days (or twenty (20) calendar days of the date of receipt with respect to the circumstances described in (c) below) after its receipt by the Participant ("Right to Examine Certificate"). It may be returned to the Company at its Annuity Service Center. The Certificate must be accompanied by a written request signed by the Participant that indicates the Participant wishes to return the Certificate. When the Certificate is received at the Annuity Service Center, it will be voided as if it had never been in force. Upon its return, the Company will refund the Certificate Value next computed after receipt of the Certificate by the Company at its Annuity Service Center except in the following circumstances in which the Company will refund the greater of Purchase
Payments, less any withdrawals, or the Certificate Value: (a) where the Certificate is purchased pursuant to an Individual Retirement Annuity; (b) in those states which require the Company to refund Purchase Payments, less withdrawals; or (c) in the case of Certificates (including Certificates purchased pursuant to an Individual Retirement Annuity) which are deemed by certain states to be replacing an existing annuity or insurance Certificate and which require the Company to refund Purchase Payments, less withdrawals.

With respect to the circumstances described in (a) and (b) above, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of fifteen (15) days from the Issue Date. With respect to the circumstances described in (c) above, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of twenty-five
(25) days from the Issue Date. Upon the expiration of such fifteen (15) day period (or twenty-five (25) day period respectively), the Sub-Account value of the Money Market Sub-Account will be allocated to the Separate Account and/or the Fixed Accounts in accordance with any previous election made by the Participant.

Charges and Deductions

Mortality and Expense Risk Charge. Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. This charge compensates the Company for assuming the mortality and expense risks under the Certificates. (See Charges and Deductions - Deduction for Mortality and Expense Risk Charge.)

Administrative Charge. Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to 0.15% of the average daily net asset value of the Separate Account. This charge may be increased but it cannot exceed 0.25% of the average daily net asset value of the Separate Account. This charge compensates the Company for costs associated with the administration of the Certificates and the Separate Account. (See Charges and Deductions - Deduction for Administrative Charge.)

Withdrawals. During the Accumulation Period, the Participant may, upon Written Request, make a total or partial withdrawal of Certificate Value. Withdrawals may be subject to a Contingent Deferred Sales Charge. (See Withdrawals.)

Contingent Deferred Sales Charge. The Company does not deduct a sales charge when it receives a Purchase Payment. However, if any part of Certificate Value is withdrawn, a Contingent Deferred Sales Charge may be assessed by the Company. Subject to the Free Withdrawal Amount and the Additional Free Withdrawal Amount described below, Certificate withdrawals derived from a Purchase Payment deposited with the Company for a period of seven years or less will be subject to a Contingent Deferred Sale Charge ranging from 7% to 1%.

Free Withdrawal Amount. A Participant may withdraw, without incurring a Contingent Deferred Sales Charge, the greater of:

   (a) the portion of the Certificate Value attributable to positive investment results, if any, on the date of withdrawal; or

   (b) 10% of Purchase Payments remaining in the Certificate on the withdrawal date reduced by any Free Withdrawal(s) previously taken during the current Certificate Year.

Annual Certificate Maintenance Charge. Currently, there is an Annual Certificate Maintenance Charge of $30 deducted on the last day of the Certificate Year. This charge may be increased but it cannot exceed $60 per Certificate Year. In the event of an increase, the Company will give Participants 90 days prior notice of the increase. However, if the Certificate Value on the last day of the Certificate Year is at least

$100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. Subject to the condition set forth in the following sentence, the Annual Certificate Maintenance Charge will be deducted from the Sub-Accounts and the Fixed Account in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. In no event shall that portion of the Annual Certificate Maintenance Charge deducted from the Fixed Account exceed $30 during any Certificate Year. If the Annuity Date is not the last day of the Certificate Year, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certificate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment.

Premium Taxes. Premium Taxes may be charged against Purchase Payments or Certificate Values. (See Charges and Deductions - Deduction for Premium and Other Taxes.) The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made and then deduct a charge for such Premium Taxes from a Participant's Certificate Value at the time Annuity Payments begin or upon a total withdrawal if the Company is unable to obtain a refund. Premium taxes generally range from 0% to 3.5%.

Transfer Fee. Under certain circumstances, a Transfer Fee may be assessed during the Accumulation Period when a Participant makes a transfer from the Fixed Accounts or any Sub-Account to another Sub-Account or the Fixed Account. In addition, a Transfer Fee may be assessed during the Annuity Period when a Participant makes a transfer from one Sub-Account to another Sub-Account or from a Sub-Account to the Fixed Account. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. (See Charges and Deductions - Deduction for Transfer Fee.)

Federal Income Tax Penalty. There is a ten percent (10%) federal income tax penalty applied to the income portion of any distribution from Non-Qualified Certificates. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Participant; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982. For federal income tax purposes, withdrawals are deemed to be on a last-in, first-out basis. (See Tax Status - Tax Treatment of Withdrawals - Non-Qualified Certificates.) Separate tax withdrawal penalties and restrictions apply to Qualified Certificates. For a further discussion of the taxation of the Certificates, see Tax Status.

See Tax Status - Diversification for a discussion of owner control of the underlying investments in a variable annuity certificate.

The Certificate

Transfers. Subject to certain conditions, Participants may make unlimited transfers between Sub-Accounts and/or the Fixed Account during the Accumulation Period and 6 transfers per calendar year during the Annuity Period. A transfer from the Fixed Account is limited each Certificate Year to the greater of thirty percent (30%) of the Participant's Certificate Value determined as of the last day of the previous Certificate Year allocated to the Fixed Account or $30,000. In addition, a ninety (90) day restriction exists for certain types of transfers involving the Fixed Account or the Money Market Sub-Account. The Company reserves the right to further limit the number of transfers in the future. The Certificate provides for twelve (12) free transfers per calendar year during the Accumulation Period and six (6) free transfers per calendar year during the Annuity Period. Transfers made in excess of the number of free transfers will result in the imposition of the Transfer fee. During the Annuity Period, the Participant may, once each Certificate Year, make a transfer from one or more Sub-Accounts to the General Account. However, transfers cannot be made from the General Account to the Separate Account during the Annuity Period. (See Transfers.) The rules and restrictions related to transfers involving the Fixed Account described in this provision do not apply to the DCA Fixed Account (see DCA Fixed Account.)

Death Benefit. Prior to the Participant, or the oldest Joint Participant, or the Annuitant, if the Participant is a non-natural person, attaining age 75, the death benefit during the Accumulation Period will be at least equal to the Purchase Payments, less any withdrawals including any applicable charges. (See Proceeds Payable on Death for an additional discussion.)

Annuity Options. There are six (6) Annuity Options available for the Participant to choose from. The Participant may elect to have the Certificate Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. (See Annuity Provisions for a further discussion.)

Maximum Issue Ages. The maximum issue age is Attained Age 85. This restriction applies at the time of Certificate issue and upon any change in Participant or Annuitant during the Accumulation Period and applies to both the Participant and the Annuitant. For Joint Participants all provisions which are based upon age, including the maximum issue age, are based on the age of the older of the Joint Participants. If the Certificate is owned by a non-natural person, the Participant shall mean Annuitant.

Massachusetts Mutual Variable Annuity Separate Account 4

Table of Fees and Expenses
(see Note 1)

Participant Transaction Expenses

Transfer Fee                    No charge is imposed for the first 12 transfers
                                in a calendar year during the Accumulation
                                Period; thereafter the fee is the lesser of $20
                                or 2% of the amount transferred. Only 6
                                transfers in a calendar year are permitted
                                during the Annuity Period and there is no fee
                                for those 6 transfers.
Sales Load on Purchases         0%
Maximum Contingent Deferred
Sales Charge Computed on
Amounts Withdrawn (as a
percentage of Participant's
Purchase Payment) (see Note 2)  7%
Annual Certificate Maintenance
Charge (see Note 4)             $30 per Certificate per Certificate Year.

Separate Account Annual
Expenses
(as a percentage of average
account value)

Mortality and Expense Risk Charge                       1.25%
Administrative Charge (See Note 5)                      0.15%
                                                        -----
Total Separate Account Annual Expenses                  1.40%

                ELIGIBLE INVESTMENTS' ANNUAL EXPENSES FOR 1997
          (as a percentage of the average net assets of a Portfolio)


                                                                   Management                 Other               Total Operating
                                                                      Fees                   Expenses                 Expenses
Oppenheimer Money Fund                                                0.44%                   0.04%                     0.48%
Oppenheimer Bond Fund                                                 0.73%                   0.05%                     0.78%
Panorama LifeSpan Diversified Income
 Portfolio                                                            0.75%                   0.09%                     0.84%
Panorama Total Return Portfolio                                       0.54%                   0.01%                     0.55%
Panorama LifeSpan Balanced Portfolio                                  0.85%                   0.12%                     0.97%
Panorama LifeSpan Capital Appreciation
 Portfolio                                                            0.85%                   0.14%                     0.99%
Panorama Growth Portfolio                                             0.53%                   0.01%                     0.54%
Panorama International Equity Portfolio                               1.00%                   0.12%                     1.12%
VIP Fund II Contrafund Portfolio*                                     0.60%                   0.11%                     0.71%
American Century VP Income & Growth
 Portfolio*                                                           0.70%                     --                      0.70%
T. Rowe Price Mid-Cap Growth Portfolio*                               0.85%                     --                      0.85%
MML Small Cap Value Equity Fund*                                      0.65%                   0.11%***                  0.76%**


  *Subject to state availability.

 **The MML Small Cap Value Equity Fund had no operating expenses in 1997 since it had not yet commenced operations. These figures represent MassMutual's estimate of the total operating expenses for the MML Small Cap Value Equity Fund in 1998.

***MassMutual has agreed to bear expenses of the MML Small Cap Value Equity Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of .11% of the average daily net asset value through April 30, 1999.

(See the Prospectuses for Panorama Fund, Oppenheimer Funds, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund for more information.)

Examples (See Note 6)

A Participant would pay the following expenses on a $1,000 investment, assuming the entire Certificate Value is allocated to the Separate Account, assuming a 5% annual return on assets, assuming that the same Portfolio expenses as shown above remain the same for the periods shown in the examples, and assuming the Certificate is fully surrendered at the end of each time period.



                                    Year              1     3     5    10
Oppenheimer Money Fund                              $85  $112  $137  $231
Oppenheimer Bond Fund                                88   121   153   262
Panorama LifeSpan Diversified Income Portfolio       89   122   156   269
Panorama Total Return Portfolio                      86   114   141   238
Panorama LifeSpan Balanced Portfolio                 90   126   162   282
Panorama LifeSpan Capital Appreciation Portfolio     90   127   163   284
Panorama Growth Portfolio                            86   114   140   237
Panorama International Equity Portfolio              91   131   170   297
VIP Fund II Contrafund Portfolio*                    87   118   149   255
American Century VP Income & Growth Portfolio*       87   118   148   254
T. Rowe Price Mid-Cap Growth Portfolio*              89   123   156   270
MML Small Cap Value Equity Fund*                     88   120   151   260


*  Subject to state availability.

A Participant would pay the following expenses assuming either 1) the Certificate is not surrendered at the end of each time period, or 2) the Certificate is annualized at the end of each time period.



                                    Year              1    3     5    10
Oppenheimer Money Fund                              $20  $62  $107  $231
Oppenheimer Bond Fund                                23   72   123   262
Panorama LifeSpan Diversified Income Portfolio       24   73   126   269
Panorama Total Return Portfolio                      21   64   111   238
Panorama LifeSpan Balanced Portfolio                 25   77   132   282
Panorama LifeSpan Capital Appreciation Portfolio     25   78   133   284
Panorama Growth Portfolio                            21   64   110   237
Panorama International Equity Portfolio              27   82   140   297
VIP Fund II Contrafund Portfolio*                    23   69   119   255
American Century VP Income & Growth Portfolio*       22   69   118   254
T. Rowe Price Mid-Cap Growth Portfolio*              24   74   126   270
MML Small Cap Value Equity Fund*                     23   71   121   260


*  Subject to state availability.

Notes to Table Of Fees and Expenses and Examples

1. The purpose of the Fee Table is to assist Participants in understanding the various costs and expenses that a Participant will incur directly or indirectly. The Examples assume an average Certificate Value of $35,000. The Fee Table reflects expenses of the Separate Account as well as Portfolios of Panorama Fund, VIP Fund II, American Century VP and T. Rowe Price Equity Series, and Funds of Oppenheimer Funds and MML Trust. For additional information, see "Charges and Deductions" in this Prospectus and the Prospectuses for Panorama Fund, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, Oppenheimer Funds, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund.

2. A portion of a Participant's Certificate Value may be withdrawn each Certificate Year without the assessment of a Contingent Deferred Sales Charge (see Free Withdrawal Amount). After a Purchase Payment has been held by the Company for seven years, such Purchase Payment may be withdrawn without assessment of the Contingent Deferred Sales Charge. Under certain circumstances and in certain jurisdictions, in the event of a terminal illness Certificate Value may be withdrawn without the assessment of a Contingent Deferred Sales Charge (see Terminal Illness Benefit). In addition, a Contingent Deferred Sales Charge is not assessed against the payment of a death benefit.

3. Transfers made by the Company at the end of the Right to Examine Certificate period will not be counted in determining the application of the Transfer Fee. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer Fee: (i) transfers made in conjunction with an approved dollar cost averaging program and (ii) transfers made in conjunction with the Rebalancing Program. (See Charges and Deductions - Deduction for Transfer Fee and Dollar Cost Averaging and Rebalancing Program.)

4. Currently, the Annual Certificate Maintenance Charge is $30 each Certificate Year and is deducted on the last day of the Certificate Year. This charge may be increased but it will not exceed $60 per Certificate Year. In the event of an increase, the Company will give Participants 90 days prior notice of the increase. However, if the Certificate Value on the last day of the Certificate Year is at least $100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. Subject to the condition set forth in the following sentence, the Annual Certificate Maintenance Charge will be deducted from the Fixed Account and Sub-Accounts in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. In no event shall that portion of the Annual Certificate Maintenance Charge deducted from the Fixed Account exceed $30 during any Certificate Year. If the Annuity Date is not the last day of the Certificate Year and the Certificate Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certificate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment. (See Charges and Deductions - Deduction for Annual Certificate Maintenance Charge.) The examples reflect the $30 Annual Certificate Maintenance Fee as an annual charge of 0.09% of assets, based on an anticipated average Certificate Value of $35,000.

5. The current Administrative Charge is equal on an annual basis to 0.15% of the average daily net asset value of the Separate Account. The Company may increase this charge to an amount not to exceed 0.25% of the average daily net asset value of the Separate Account.

6. Premium Taxes are not reflected. Premium taxes may apply. (See Charges and Deductions - Deduction for Premium and Other Taxes.)

7. The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The Company

Massachusetts Mutual Life Insurance Company (the "Company") is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. The Company's Home Office is located in Springfield, Massachusetts. The Company is licensed to transact life, accident and health insurance business in all fifty states of the United States, the District of Columbia, Puerto Rico and certain provinces of Canada.

As of December 31, 1997, the Company had estimated unconsolidated statutory assets in excess of $57 billion, and estimated total assets under management in excess of $152 billion.

The Separate Account

The Board of Directors of the Company adopted a resolution to establish a segregated asset account pursuant to Massachusetts insurance law on July 9, 1997 designated as Massachusetts Mutual Variable Annuity Separate Account 4. The Separate Account is registered with the Securities and Exchange

Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to the reserves and other Certificate liabilities with respect to the Separate Account, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Certificates, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Certificates are general obligations. The Separate Account meets the definition of a "separate account" under federal securities laws.

The Separate Account is divided into Sub-Accounts, with the assets of each Sub-Account invested in one Portfolio of Panorama Fund (LifeSpan Diversified Income Portfolio, LifeSpan Capital Appreciation Portfolio, LifeSpan Balanced Portfolio, Total Return Portfolio, Growth Portfolio, and International Equity Portfolio) one Fund of Oppenheimer Funds (Money Fund and Bond Fund), and subject to state availability, one Portfolio of VIP Fund II (Contrafund Portfolio), one Portfolio of American Century VP (Income & Growth Portfolio), one Portfolio of T. Rowe Price Equity Series (Mid-Cap Growth Portfolio) and one Fund of MML Trust (MML Small Cap Value Equity Fund). There is no assurance that the investment objectives of any of the investment options will be met. Participants bear the complete investment risk for Purchase Payments allocated to a Sub-Account. Certificate Values will fluctuate in accordance with the investment performance of the Sub-Accounts to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Certificates.


Eligible Investments

The following are the current Separate Account Eligible Investments that can be selected as the underlying investments of the Certificate. While a brief summary of the various investment options is set forth below, more comprehensive information, including a discussion of potential risk, is found in the current Prospectus for each of the Eligible Investments which are included with this Prospectus.

Panorama Series Fund, Inc.

Panorama Series Fund, Inc. (the "Panorama Fund") is an open-end management investment company. Oppenheimer-Funds, Inc. ("OFI"), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, ("Investment Advisers Act") is the investment adviser to the Panorama Fund, and performs sales and administrative functions relative to the Panorama Fund, including the keeping of all records not maintained by the custodian. OFI has operated as an investment adviser since 1959 and, together with a subsidiary, manages companies with $75 billion in assets and 3.5 million shareholder accounts as of December 31, 1997. OFI is owned by Oppenheimer Acquisition Corporation, a holding company that is owned in part by senior officers for OFI and controlled by the Company. The address of OFI is Two World Trade Center, New York, NY 10048-0203.

OFI has engaged three Subadvisers to assist in the selection of portfolio investments for the International Equity Portfolio, the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart Ivory International ("Babson-Stewart"), One Memorial Drive, Cambridge, MA 02142, is the Subadviser to the International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart is a partnership formed in 1987 between David L. Babson & Co., Inc., a subsidiary of the Company and Stewart Ivory & Co., Ltd., located in Edinburgh, Scotland. BEA Associates, 599 Lexington Avenue, 36th Floor, New York, NY 10022, is the Subadviser to the high yield bond components of the three LifeSpan Portfolios. Pilgrim, Baxter & Associates ("Pilgrim Baxter"), 1255 Drummers Lane, Wayne, PA 19087, is the Subadviser to the small cap components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio.

Panorama Fund Lifespan Diversified Income Portfolio
(Diversified Income Portfolio)

The Diversified Income Portfolio is designed for the investor with a relatively low tolerance for risk who is seeking current income with some long-term inflation protection. The Diversified Income Portfolio seeks high current income, with opportunities for capital appreciation through a strategically allocated portfolio consisting primarily of bonds.

Panorama Fund Total Return Portfolio

The investment objective of the Total Return Portfolio is to maximize the total investment return (including capital appreciation and income) by allocating its assets among stocks, corporate bonds, securities issued by the U.S. Government and its instrumentalities, and money market instruments according to changing market conditions.

Panorama Fund Lifespan Balanced Portfolio
(Balanced Portfolio)

The Balanced Portfolio is designed for the investor seeking a blend of capital appreciation and income. The Balanced Portfolio seeks a blend of capital appreciation and income through a strategically allocated portfolio of stocks and bonds securities with a slightly stronger emphasis on stocks.

Panorama Fund Lifespan Capital Appreciation Portfolio
(Capital Appreciation Portfolio)

The Capital Appreciation Portfolio is designed for the investor seeking capital appreciation. The Capital Appreciation Portfolio seeks long-term capital appreciation through a strategically allocated portfolio consisting primarily of stocks. Current income is not a primary consideration.

Panorama Fund Growth Portfolio

The investment objective of the Growth Portfolio is to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama Fund International Equity Portfolio

The investment objective of the International Equity Portfolio is to achieve long-term growth of capital by investing primarily in equity securities (such as common stocks) of non-U.S. issuers trading for the most part in non-U.S. markets.

Oppenheimer Variable Account Funds

Oppenheimer Variable Account Funds (the "Oppenheimer Funds") is an open-end management investment company organized as a Massachusetts business trust in 1984. It currently consists of ten separate funds. The Funds' investment adviser is OppenheimerFunds, Inc. ("OFI").

Oppenheimer Money Fund

The Money Fund seeks the maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. Its shares are neither insured nor guaranteed by the U.S. government, and there is no assurance that this Fund will be able to maintain a stable net asset value of $1.00 per share.

Oppenheimer Bond Fund

The Bond Fund primarily seeks a high level of current income by investing primarily in debt securities. Secondarily, this Fund seeks capital growth when consistent with its primary objective.

Variable Insurance Product Fund II

Variable Insurance Product Fund II is an open-end management investment company organized as a Massachusetts business trust on March 21, 1988. Fidelity Management & Research Company ("FMR") is the investment adviser to VIP Fund II. FMR is the management arm of Fidelity Investments which was established in 1946. Fidelity Investments has its principal business address at 82 Devonshire Street, Boston, Massachusetts 02109. FMR has engaged two affiliates, Fidelity Management & Research (U.K.) Inc and Fidelity Management & Research (Far East) Inc., to serve as sub-advisers to the Contrafund Portfolio.

VIP Fund II Contrafund Portfolio*

The investment objective of the Contrafund Portfolio is to seek capital appreciation by investing mainly in equity securities of companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. The Portfolio usually invests primarily in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

* Subject to state availability.

American Century Variable Portfolios, Inc.

American Century Variable Portfolios, Inc. ("American Century VP") was organized as a Maryland corporation in 1987 and is a diversified, open-end management investment company. American Century Investment Management, Inc. ("American Century") is the investment manager of American Century VP. American Century has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958. American Century's address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111.

American Century VP Income & Growth Portfolio*

American Century VP Income & Growth Portfolio seeks long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceeds those of the S&P 500 by investing in stocks of companies with strong dividend growth potential.

* Subject to state availability.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. ("T. Rowe Price Equity Series") was incorporated in Maryland in 1994 and is a diversified, open-end investment company. T. Rowe Price Associates, Inc. ("T. Rowe Price") is the investment manager of T. Rowe Price Equity Series. T. Rowe Price and its affiliates managed over $124 billion for more than six million individual and institutional investor accounts as of December 31, 1997.

T. Rowe Price Mid-Cap Growth Portfolio*

The investment objective of the Mid-Cap Portfolio is to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. This Portfolio will focus on companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles.

* Subject to state availability.

MML Series Investment Fund

MML Series Investment Fund ("MML Trust") is a no-load, open-end, management investment company having six series of shares each of which has different investment objectives designed to meet different investment needs. The Company serves as the investment adviser to the MML

Trust. The Company has entered into a subadvisory agreement with David L. Babson and Company, Inc., ("Babson") a controlled subsidiary of the Company, whereby Babson manages the investment of the assets of the MML Small Cap Value Equity Fund.

MML Small Cap Value Equity Fund*

The investment objective of the MML Small Cap Value Equity Fund is to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies. The Fund will invest primarily in common stocks, securities convertible into common stocks and other equity securities (such as warrants and stock rights) which are issued by companies with a market capitalization, at the time of purchase, of $750 mil-lion or less and which are listed on a national securities exchange or traded in the over-the-counter market.

*Subject to state availability.

Some of the Portfolios/Funds available to Participants are substantially identical to or are "clones" of mutual funds offered in the retail marketplace. These "clone" funds have the same investment objectives, policies, and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. For example, the Variable Product Insurance Funds' Contrafund is a clone of Fidelity's Contrafund; American Century Variable Portfolios' Income & Growth Portfolio is a clone of the American Century Income & Growth Fund and T. Rowe Price Equity Series' Mid-Cap Growth Portfolio is a clone of the T. Rowe Price Mid-Cap Growth Fund. While the clone funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail mutual funds. In fact, the performance of the clone funds may be dramatically different from the performance of the retail mutual funds due to differences in the funds' sizes, dates shares of stock are purchased and sold, cash flows and expenses. Thus, while the performance of the retail mutual funds may be informative, you should remember that such performance is not the performance of the Portfolios/Funds that are available to Participants and is not an indication of future performance of such Portfolios/Funds.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO/ FUND WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of each Portfo-lio's/Fund's investment objective and policies, and a description of risks involved in investing in each of the Portfolios/Funds and each Portfolio's/Fund's fees and expenses, is contained in the prospectuses for Panorama Fund, Oppenheimer Funds, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund, current copies of which are attached to this Prospectus. Information contained in Panorama Fund, Oppenheimer Funds, VIP Fund II Contrafund Portfolio, American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio and MML Small Cap Value Equity Fund prospectuses should be read carefully before making allocation to any Sub-Account of the Separate Account.

Voting Rights

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, the Participant during the lifetime of the Annuitant, or the beneficiary after the Annuitant's death, will be entitled to give instructions as to how the shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Certificate should be voted at meetings of shareholders of the Funds. Those persons entitled to give voting instructions will be determined as of the record date for the meeting.

The number of Fund shares held in the Separate Account deemed attributable to a Certificate prior to its Maturity Date and during the lifetime of the Annuitant will be determined by dividing the Certificate's value held in each Sub-Account of the Separate Account, if any, by $100. Fractional votes are counted. After the Maturity Date or after the death of Annuitant, the number of Fund shares deemed attributable to the Certificate will be based on the liability for future Variable Monthly Annuity payments under the Certificate as of the record date and thus the voting rights will decrease as payments are made.

Participants or beneficiaries will receive proxy material and a form with which voting instructions may be given. Fund shares held by the Separate Account as to which no effective instructions have been received or which are attributable to assets transferred from the Company's general account will be voted for or against any proposition in the same proportion as the shares as to which instructions have been received.

In situations where the Annuitant is not the Participant, the Annuitant will have the right to instruct the Participant with respect to the votes attributable to any vested interest the Participant has in the Certificate. The Company's obligation in this instance will be to make available to the Participant copies of the proxy material for distribution to the Annuitant. Votes representing interests as to which the Participant is not instructed may, in turn, be voted by the Participant in his discretion.

Substitution of Securities

If the shares of the Eligible Investments (or any Portfolio or Fund within an Eligible Investment or any other funding vehicle made available under the Certificates), are no longer available for investment by the Separate Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Certificates, the Company may limit further purchase of such shares or may substitute shares of another funding vehicle for shares already purchased under the Certificates. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

The Fixed Accounts

Subject to state availability, two Fixed Accounts, the Fixed Account for Dollar Cost Averaging (the "DCA Fixed Account") and the Fixed Account (collectively, the "Fixed Accounts"), are available as investment options to Participants. The Fixed Accounts are investment options within the General Account of the Company. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Accounts have not been registered under the Securities Act of 1933 (the "1933 Act") nor have the Fixed Accounts been registered under the Investment Company Act of 1940 (the "1940 Act"). Therefore, neither the Fixed Accounts nor any interest therein are generally subject to regulation under the provisions of the 1933 Act or the 1940 Act. Accordingly, the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus related to the Fixed Accounts.

Assets supporting amounts allocated to the Fixed Accounts become part of the Company's General Account assets and are available to fund the claims of all creditors of the Company. All of the Company's General Account assets will be available to fund benefits under the Certificates.

DCA Fixed Account

Subject to state availability, upon written request and during the Accumulation Period, the Participant may elect to have net Purchase Payments allocated to the DCA Fixed Account for a DCA Fixed Account term. For each DCA Fixed Account term, the Company will only accept a purchase payment as of the beginning of the DCA Fixed Account term. A purchase payment includes any purchase payment as-signed to and accepted by the Company from a financial institution as of the request for a DCA Fixed Account term. Purchase payments which originate from annuity contracts issued by the Company or any of its affiliates are not eligi-ble to be allocated to the DCA Fixed Account. The Company reserves the right to reject purchase payments. Only a new net purchase payment may be designated for allocation to the DCA Fixed Account at the beginning of a DCA Fixed Account term. No transfers may be made to the DCA Fixed Account from any other account or Sub-Account maintained under the Certificate.

Currently, the term for the DCA Fixed Account will be a period not to exceed 12 months beginning with receipt of a new purchase payment. To the extent permitted by law, the Company reserves the right to change the duration of the DCA Fixed Account term in the future. Only one DCA Fixed Account term may be operative at a time. If a Participant elects to make an allocation to the DCA Fixed Account at a time when the Participant's Annuity Date would be less than the currently offered DCA Fixed Account term, the expiration of the DCA Fixed Account term would be the Participant's Annuity Date. No amounts will remain under the DCA Fixed Account after the expiration of the DCA Fixed Account term.

The interest rate credited to the DCA Fixed Account will be set periodically by the Company and will never be less than 3%. The interest rate will be guaranteed for the DCA Fixed Account term.

Scheduled monthly transfer payments will be made from the DCA Fixed Account to Sub-Accounts in accordance with the Dollar Cost Averaging rules. (See Dollar Cost Averaging.) Except for scheduled DCA Fixed Account transfer payments, no transfers may be made from the DCA Fixed Account before the expiration of the DCA Fixed Account term. DCA Fixed Account transfer payments will be made on the scheduled transfer payment dates. If a scheduled transfer payment date is not a Valuation Date, the transfer will be made on the next Valuation Date.


No partial withdrawals may be made from the DCA Fixed Account. If a total withdrawal is made during a DCA Fixed Account term, such withdrawal will be made in accordance with the withdrawal provisions of the Certificate.

The Company reserves the right to assess a fee or charge for processing transactions under the DCA Fixed Account. The Company reserves the right to postpone payments for a withdrawal or transfer from the DCA Fixed Account for a period of up to six months. Unless specified otherwise, that portion of the Certificate Value attributable to the DCA Fixed Account shall be used to provide a Fixed Annuity to the Annuitant (Option B with 10 years of payments guaran-teed) if no Annuity option has been chosen at least 30 calendar days before the Annuity Date. If the amount applied under an Annuity option is less than $2,000, the Company reserves the right to pay the amount in a lump sum.

The Fixed Account

Purchase Payments may be allocated to the Fixed Account to the extent elected by the Participant at the time such payment is made. In addition, all or part of the Participant's Certificate Value may be transferred to the Fixed Account as described under "Transfers." The Participant does not participate in the investment performance of the assets of the Company's Fixed Account. Instead, a specified rate of interest, declared in advance, is credited to amounts allocated to the Fixed Account. This rate is guaranteed to be at least 3% per year ("Guaranteed Minimum Rate"). The Company may, at its sole discretion, credit a higher rate of interest ("excess interest") for any period specified in advance by the Company. However, the Company is not obligated to credit interest in excess of the 3% Guaranteed Minimum Rate per year, and might not do so. The Participant assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Charges and Deductions

Various charges and deductions are made from the Certificate Value and the Separate Account. These charges and deductions are:

Deduction for Mortality and
Expense Risk Charge

Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Participant) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than expected, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Certificate. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Certificate whether for a Fixed Annuity or a Variable Annuity. Also, there is a mortality risk borne by the Company with respect to the death benefit and to the waiver of the Contingent Deferred Sales Charge upon the death of the Participant. The expense risk assumed by the Company is that all actual ex-penses involved in administering the Certificates, including Certificate maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Annual Certificate Maintenance Charge and the Administrative Charge.

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. Mortality and Expense Risk Charge is guaranteed by the Company and cannot be increased.

Deduction for Administrative Charge

Each Valuation Period, the Company deducts an Administrative Charge which is currently equal, on an annual basis, to 0.15% of the average daily net asset value of the Separate Account. This charge, together with the Annual Certificate Maintenance Charge (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of the Certificates and the Separate Account. These expenses include but are not limited to: preparation of the Certificates, confirmation statements, annual and periodic reports and statements, maintenance of Participant records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Participant servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Certificate may have no relationship to the administrative costs actually incurred by that Certificate. Should this charge prove to be insufficient, the Company may increase this charge but guarantees that it will never exceed 0.25% of the average daily net asset value of the Separate Account. If this Charge is increased, Participants will be given 90 days prior notice.

Deduction for Annual Certificate
Maintenance Charge

Currently, the Annual Certificate Maintenance Charge is $30 each Certificate Year and is deducted on the last day of the Certificate Year. This charge may be increased but it will not exceed $60 per Certificate Year. However, if the Certificate Value on the last day of the Certificate Year is at least $100,000, then no Annual Certificate Maintenance Charge will be deducted. If a total withdrawal is made on other than the last day of the Certificate Year and the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $100,000, the full Annual Certificate Maintenance Charge will be deducted at the time of the total withdrawal. Subject to the condition set forth in the following sentence, the Annual Certificate Maintenance Charge will be deducted from the Fixed Account and the Sub-Accounts in the same proportion that the amount of the Certificate Value in each Sub-Account and the Fixed Account bears to the total Certificate Value. In no event shall that portion of the Annual Certificate Maintenance Charge deducted from the Fixed Account exceed $30 during any Certificate Year. If the Annuity Date is not the last day of the Certificate Year and the Certificate Value on the Annuity Date is less than $100,000, then a pro-rata portion of the Annual Certificate Maintenance Charge will be deducted on the Annuity Date. During the Annuity Period, the Annual Certificate Maintenance Charge will be deducted pro-rata from Annuity Payments regardless of Certificate size and will result in a reduction of each Annuity Payment. If this Charge is increased, Participants will be given 90 days prior notice.

Deduction for Premium and Other Taxes

Any Premium Taxes relating to the Certificates may be deducted from the Purchase Payments or Certificate Value when incurred. The Company currently intends to advance any Premium Taxes that may be due at the time Purchase Payments are made but not deduct such Premium Taxes from Certificate Value until the time Annuity Payments begin, or upon a total withdrawal if the Company is unable to obtain a refund. The Company will, in its sole discretion, determine when Premium Taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, at its sole discretion, pay such Premium Taxes when due and deduct that amount from the Certificate Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. Premium

Taxes generally range from 0% to 3.5%. The Company will deduct any withholding taxes required by applicable law.

The Company reserves the right to establish a provision for federal income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company is not currently making any provision for federal income taxes.

Deduction for Fund Expenses

There are other deductions from and expenses paid out of the assets of the Panorama Fund, Oppenheimer Funds, VIP Fund II Contrafund Portfolio, and American Century VP Income & Growth Portfolio, T. Rowe Price Mid-Cap Growth Portfolio, and MML Small Cap Value Equity Fund, including amounts paid for advisery and management fees, which are described in the accompanying fund prospectuses.

Deduction for Transfer Fee

Subject to certain conditions (see Transfers), Participants may transfer all or part of the Participant's interests among the Sub-Accounts and/or the Fixed Account during the Accumulation Period or during the Annuity Period transfer interests from a Sub-Account to the General Account without the imposition of any fee or charge if there have been no more than the number of free transfers permitted. Participants are currently not limited to any number of transfers during the Accumulation Period and are limited to six (6) transfers per calendar year during the Annuity Period. If, during the Accumulation Period, more than the number of free transfers per Certificate Year (currently 12 per year) have been made, the Company will deduct a Transfer Fee for each subsequent transfer permitted. The Transfer Fee is the lesser of $20 or 2% of the amount transferred. The Transfer Fee will be deducted from the Sub-Account(s) and/or Fixed Accounts (collectively "Account(s)") from which the transfer occurred. If the entire Account balance is transferred, the Transfer Fee will be deducted from the amount transferred. All transfers made during a Valuation Period are deemed to be one transfer. Currently, transfers made under the following circumstances will not be counted in determining the application of the Transfer
Fee: (i) transfers made by the Company at the end of the Right to Examine Certificate period; (ii) transfers made in conjunction with an approved dollar cost averaging program; (see Dollar Cost Averaging) and (iii) transfers made under the Rebalancing Program. (See Rebalancing Program.)

Deduction for Contingent Deferred
Sales Charge

No deduction for sales charges is made from a Purchase Payment. However, if a withdrawal is made, a Contingent Deferred Sales Charge may be assessed by the Company. The length of time between the Company's acceptance of a Purchase Payment and the making of a withdrawal determines the Contingent Deferred Sales Charge, if any. Each Purchase Payment has its own time period for purposes of assessing a Contingent Deferred Sales Charge. This Charge will be used to cover certain expenses relating to the sale of the Certificates including commissions paid to sales personnel, the costs of preparation of sales literature, other promotional costs and acquisition expenses. A withdrawal shall be deemed to first withdraw any positive investment results and thereafter Purchase Payments on a first-in-first-out basis for purposes of computing the Contingent Deferred Sales Charge.

Subject to the Free Withdrawal Amount described below, the following table shows Contingent Deferred Sales Charges:

Contingent
Deferred
Sales Charge
Against
Amount
Withdrawn    Year Applicable
---------    ---------------

   7%        During 1st Year since Purchase Payment Accepted
   6%        During 2nd Year since Purchase Payment Accepted
   5%        During 3rd Year since Purchase Payment Accepted
   4%        During 4th Year since Purchase Payment Accepted
   3%        During 5th Year since Purchase Payment Accepted
   2%        During 6th Year since Purchase Payment Accepted
   1%        During 7th Year since Purchase Payment Accepted
   0%        Thereafter

The Contingent Deferred Sales Charge is assessed against the amounts remaining in the Sub-Account from which the withdrawal occurred. If a withdrawal is made from more than one Sub-Account, the Contingent Deferred Sales Charge is as-sessed against the amounts remaining in such Accounts in the same proportion to which the withdrawal amount bears to the total value of such Sub-Accounts. If a withdrawal causes the entire Sub-Account value to be withdrawn, then the Contin-gent Deferred Sales Charge will be assessed against the amounts remaining in the Sub-Accounts in the same proportion in which their value bears to Certificate Value. If a withdrawal causes the entire Certificate Value to be withdrawn, then the Contingent Deferred Sales Charge will be assessed against the Certificate Value withdrawn. The Contingent Deferred Sales Charge is not imposed on a Purchase Payment after the end of the seventh year of the Company's acceptance of such Purchase Payment, nor is the Contingent Deferred Sales Charge imposed upon payment of the death benefit or upon amounts applied to purchase an annuity.

Until April 30, 1999, no Contingent Deferred Sales Charge will be imposed upon surrender of a Certificate where the proceeds of such surrender are applied to the purchase of a new group annuity contract issued by the Company. This does not eliminate charges under the particular group contract, and upon surrender of the group contract, charges may apply.

No Contingent Deferred Sales Charge will be imposed on the redemption of "excess contributions" to a plan qualifying for special income tax treatment
("Qualified Plan"), TSAs or IRAs. "Excess Contributions" (including excess aggregate contributions) will be defined as provided in the Internal Revenue Code and applicable regulations.

Subject to state availability, owners of certain IRA or non-qualified Flex Extra variable annuity contracts issued by the Company that are beyond the sales charge period may exchange such contracts for a Certificate (the "Flex Extra Ex-change Program"). When an eligible Flex Extra contract is exchanged for a Certificate, no Contingent Deferred Sales Charge shall apply to initial purchase payments made pursuant to the exchange but all subsequent purchase payments shall be subject to the Contingent Deferred Sales Charges.

Owners of IRA or non-qualified Account A, Account B and Account E variable annuity contracts previously issued by Connecticut Mutual Life Insurance
Company may exchange such contracts for a Certificate. When eligible Accounts A, B and E contracts are exchanged for a Certificate, no Contingent Deferred Sales Charge shall apply to initial purchase payments made pursuant to the exchange, but any subsequent purchase payments will be subject to the Contingent Deferred Sales Charge.

The Flex Extra exchange program and the Accounts A, B and E exchange programs are subject to state availability. The Company may terminate these exchange programs at any time at its sole discretion. See the Statement of Additional Information for further information about the Flex Extra Exchange Program or contact your registered representative or call the Service Center at (800) 569-6576.

Free Withdrawals

The Participant may withdraw, without incurring a Contingent Deferred Sales Charge, the greater of:

(a) the portion of the Certificate Value attributable to positive investment results, if any, on the date of withdrawal; or

(b) 10% of Purchase Payments remaining in the Certificate on the withdrawal date reduced by any Free Withdrawal(s) previously taken during the current Certificate Year.

Withdrawals must be taken first from investment earnings, if any, and next from Purchase Payments.

Withdrawals which are not attributable to investment earnings will reduce the amount of Purchase Payments remaining in the Certificate on a first-in-first-out basis for purposes of computing any remaining Contingent Deferred Sales Charge.

The Contract and Certificates

Contract Owner

The Contract Owner is the person(s) or entity(ies) entitled to ownership rights stated in the Contract and not otherwise delegated to the Participant. The Contract Owner is usually an employer, trustee or other sponsor of a group consisting of the Participants. If the contract is purchased in connection with an employee benefit plan, the plan may govern which ownership rights under the Contract are delegated to the Participants and which are left with the Contract Owner.

Participant

The Participant is the person(s) or entity(ies) entitled to ownership rights stated in the Certificate. The Participant is the person designated as such on the Issue Date, unless changed. The maximum issue age is Attained Age 85. If the Certificate is proposed to be issued to Joint Participants, the Company will apply the Maximum Issue Age to the eldest proposed Joint Participant.

The Participant may change owners at any time prior to the Annuity Date by Written Request. A change of Participant will automatically revoke any prior designation of Participant. The change will become effective as of the date the Written Request is received. A new designation of Participant will not apply to any payment made or action taken by the Company prior to the time it was re-ceived. Any change of Participant is subject to the Company's underwriting rules then in effect. A change in Participant may trigger income tax consequences. (See Tax Status - General.)

Joint Participants

The Certificate can be owned by Joint Participants. If Joint Participants are named, any Joint Participant must be the spouse of the other Participant unless prohibited by applicable law or regulations. Upon the death of either Participant, the surviving spouse will be the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request. Unless otherwise specified in the application for the Certificate, if there are Joint Participants both signatures will be required for all Participant transactions except telephone transfers. If the telephone transfer option is elected and there are Joint Participants, either Joint Participant can give telephone instructions.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Participant at the Issue Date, unless changed prior to the Annuity Date.

The Annuitant may not be changed in a Certificate which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. In the case of certain Qualified Certificates, the Participant must be the Annuitant. The maximum issue age is Attained Age 85.

Assignment

A Written Request specifying the terms of an assignment of the Certificate must be provided to the Annuity Service Center. Until the Written Request is received, the Company will not be required to take notice of or be responsible for any transfer of interest in the Certificate by assignment, agreement, or otherwise.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Certificate is assigned, the Participant's rights may only be exercised with the consent of the assignee of record. The consent of any Irrevocable Beneficiaries is required before assignment of proceeds can happen.

Purchase Payments and
Certificate Value

Purchase Payments

The initial Purchase Payment is due on the Issue Date. The minimum initial Purchase Payment the Company will accept is $5,000 for Non-Qualified Certificates and $2,000 for Qualified Certificates. The minimum subsequent Purchase Payment the Company will accept is $250, unless the Participant has elected the automatic investment plan option in which case the Company will accept a minimum of $100. For Participants up to Age 75 on the Issue Date, the maximum cumulative Purchase Payments without prior consent of the Company is $1 million. For Participants over Age 75 on the Issue Date, the maximum total Purchase Payments, without prior consent of the Company, is $500,000. For Certificates issued to non-natural persons, the maximum Purchase Payment limits will apply to the Annuitant's age. Purchase Payments above these amounts must be preapproved by the Company. For Joint Participants, Age refers to the oldest Joint Participant. The Company reserves the right to reject any Application or Purchase Payment.

Allocation of Purchase Payments

The allocation of the initial Purchase Payment is made in accordance with the selection made by the Participant at the time the Certificate is issued, except in the circumstances described under Right to Examine Certificate. In those circumstances, the Company will allocate initial Purchase Payments to the Money Market Sub-Account until the expiration of the Right to Examine Certificate period. Upon expiration, the Certificate Value will be reallocated in accor-dance with the Participant's selection. Unless otherwise changed by Written Request by the Participant, subsequent Purchase Payments are allocated in accordance with the same selection as the initial Purchase Payment. Allocation changes can be made over the telephone if requested at the time of a telephone transfer.

There are currently no limitations on the number of Sub-Accounts that can be selected by a Participant. If allocations are made in percentages, whole numbers must be used.

If the Purchase Payments and forms required to issue a Certificate are in good order, the initial Purchase Payment will be credited to the Certificate within two (2) business days after receipt at the Annuity Service Center. Additional Purchase Payments will be credited to the Certificate as of the Valuation Period when they are received. If the forms required to issue a Certificate are not in good order the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five (5) business days, unless it has been authorized otherwise by the purchaser.

Certificate Value

The Certificate Value is the sum of the Participant's interest in the Fixed Accounts and the Sub-Accounts of the Separate Account for any Valuation Date during the Accumulation Period. It will fluctuate from one Valuation Period to the next, and may be more or less than Purchase Payments made. The Participant's interest in a Sub-Account is determined by multiplying the number of Accumulation Units credited to the Certificate by the Accumulation Unit Value for that Sub-Account as of the Valuation Date. The Participant's interest in the Fixed Accounts, if any, for any Valuation Date is equal to the sum of the values of all Fixed Account amounts credited to the Certificate on such Valuation
Date.

Accumulation Units

During the Accumulation Period, Accumulation Units shall be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Separate Account as a result of Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the transaction is received at the Annuity Service Center.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-Account was set on the date such Sub-Account became operative. Subsequent Accumulation Unit Values for each Sub-Account are determined for each Valuation Period by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the current Valuation Period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the funding vehicle or portfolio of a funding vehicle held by the Sub-Account for the current Valuation Period; plus
(ii) any dividend per share declared on behalf of such funding vehicle or portfolio of a funding vehicle that has an ex-dividend date within the current Valuation Period; less (iii) the cumulative charge or credit for taxes reserved which is determined by the Company to have resulted from the operation or maintenance of the Sub-Account.

B is the net asset value per share of the funding vehicle or portfolio held by the Sub-Account for the immediately preceding Valuation Period.

C is the cumulative charge for the Mortality and Expense Risk Charge and for the Administrative Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

Transfers

Transfers During the Accumulation Period

Subject to certain limitations, the Participant may transfer all or part of the Participant's interest in a Sub-Account or the Fixed Account (each an "Account" or collectively "Accounts") by Written Request. No fee or charge will be imposed if there have been no more than the number of free transfers allowed (currently, twelve (12) per calendar year). All transfers are subject to the following:

1. If more than the number of free transfers have been made, the Company will deduct a Transfer Fee (see Charges and Deductions - Deduction for Transfer
    Fee) for each subsequent transfer permitted. The Transfer Fee will be deducted from the Participant's interest in the Account from which the transfer is made. However, if the Participant's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If Certificate Values are being transferred from more than one Account, any Transfer Fee will be allocated to those Accounts on a pro-rata basis in proportion to the amount transferred from each Account.

2. The minimum amount which can be transferred is $1,000 (from one or multiple Accounts) or the Participant's entire interest in the Account, if less. This requirement is waived if the transfer is made in connection with the Rebalancing Program. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the Sub-Account is transferred. The current minimum amount which may be transferred as part of a Dollar Cost Averaging program is $250.

3. Transfers out of the Fixed Account during any Certificate Year are limited in amount to the greater of $30,000 or thirty percent (30%) of the Participant's Certificate Value allocated to the Fixed Account determined as of the end of the previous Certificate Year. Transfers out of the Fixed Account are done on a first-in first out basis; i.e., amounts attributed to the oldest Purchase Payment are transferred first; then amounts attributed to the next oldest Purchase Payment are transferred; and so on.

4. Transfers between Competing Accounts are not allowed. For purposes of transfer, the Fixed Account and the Money Market Sub-Account are considered "Competing Accounts."

5. Other transfers involving any Competing Account are restricted for certain periods. For a period of ninety (90) days following a transfer out of a Competing Account, no transfers (i.e., from any Account) may be made into the other Competing Account. In addition, for a period of ninety (90) days following a transfer into a Competing Account, no transfers (i.e. to any Account) may be made out of the other Competing Account.

6. The Certificate provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Participants can elect to make transfers by telephone (except if he/she is participating in the Rebalancing Program). To do so, Participants must submit a completed Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Participant for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Participants, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Participants.

Transfers During the Annuity Period

During the Annuity Period, the Participant may make transfers (currently, six
(6) per calendar year), by Written Request, as follows:

1. The Participant may make transfers of Annuity Reserves between Sub-Accounts, subject to any limitations imposed by the Company on the number of transfers (currently, six (6) transfers per calendar year) that can be made during the Annuity Period. Currently, six (6) transfers permitted per calendar year during the Annuity Period are free (no Transfer Fee will be imposed.) If Annuity Reserves are being transferred from more than one Sub-Account, any Transfer Fee will be allocated to those Sub-Accounts on a pro-rata basis in proportion to the amount transferred from each Sub-Account.

2. The Participant may, once each Certificate Year, make a transfer from one or more Sub-Accounts to the General Account. The Participant may not make a transfer from the General Account to the Separate Account.

3. Transfers of Annuity Reserves between Sub-Accounts will be made by converting the number of Annuity Units attributable to the Annuity Reserves being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

    The amount transferred to the General Account from a Sub-Account will be based on the Annuity Reserves for the Participant in that Sub-Account. Transfers to the General Account will be made by converting the Annuity Units being transferred to purchase fixed Annuity Payments under the Annuity Option in effect and based on the Age of the Annuitant at the time of the transfer.

4. The minimum amount which can be transferred is $1,000 or the Participant's entire interest in the Sub-Account, if less. The minimum amount which must remain in a Sub-Account after a transfer is $1,000 or $0 if the entire amount in the Sub-Account is transferred.

5. The Certificate provides that the Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Participants can elect to make transfers by telephone. To do so, Participants must complete a prior Written Request electing the telephone transfer privilege. The Company will use reasonable procedures to confirm that instructions communicated by telephone are genuine. If it does not, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The Company may tape record all telephone instructions. The Company will not be liable for any loss, liability, cost or expense incurred by the Participant for acting in accordance with such telephone instructions believed to be genuine. The telephone transfer privilege may be discontinued at any time by the Company.

If there are Joint Participants, unless the Company is informed to the contrary, telephone instructions will be accepted from either of the Joint Participants.

Dollar Cost Averaging

Dollar Cost Averaging is a program which, if elected, permits a Participant to systematically transfer on a periodic basis amounts from a selected Sub-Account or the DCA Fixed Account to any of the other Sub-Accounts. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, a Participant may be less susceptible to the impact of market fluctuations. The current minimum amount which may be transferred is $250. The minimum duration of participation in any Dollar Cost Averaging program is currently six (6) months. In order to participate in the Dollar Cost Averaging program, a Participant must have Certificate Value of at least $5,000 to complete the Participant's designated program. Dollar Cost Averaging is subject to all Certificate restrictions regarding transfers.

If the Participant is participating in the Dollar Cost Averaging program, such transfers are not currently taken into account in determining any Transfer Fee. However, the Company reserves the right in the future to count Dollar Cost Averaging transfers when determining the number of transfers in a year and impose any applicable Transfer Fees. A Participant participating in the Dollar Cost Averaging program may not also be participating in the Rebalancing Program. (See Rebalancing Program below.) A Participant participating in the Dollar Cost Averaging program may not also make withdrawals pursuant to the Systematic Withdrawal Plan. (See Withdrawal - Systematic Withdrawals.)

Participants can choose the frequency at which the Dollar Cost Averaging transfers will be made, i.e. monthly, quarterly, semi-annually or annually. Participants will also choose the specific date when the first Dollar Cost Aver-aging transfer will be made. If the date selected is less than five (5) business days from the date the election form is received at the Annuity Service Center, the Company may defer the first Dollar Cost Averaging transfer for one month. If no start date has been selected, the Company will automatically start Dollar Cost Averaging within five (5) business days after the Written Request is received. Changes to the selections made by the Participant may be made by Written Request. The Dollar Cost Averaging option will terminate if: (i) the total Certificate Value is withdrawn; (ii) the last transfer as selected by the Participant has been made; (iii) there is insufficient Certificate Value to make the transfer; or (iv) except for the DCA Fixed Account, a Written Request from the Participant to terminate the option has been received at the Annuity Service Center at least five (5) business days prior to the next transfer date.

Except as otherwise provided, Dollar Cost Averaging is subject to the transfer provisions of the Certificate.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Since Dollar Cost Averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, Participants should consider their financial ability to continue a Dollar Cost Averaging program through periods of fluctuating price levels.

There is currently no charge for participating in the Dollar Cost Averaging program. However, the Company reserves the right to charge for this option in the future.

Dollar Cost Averaging is not available to or from Competing Accounts.

The Company considers the DCA Fixed Account to be a Dollar Cost Averaging program. A Participant may participate in only one Dollar Cost Averaging program at a time.

Rebalancing Program

From time-to-time the Company may make available a program during the Accumulation Period which provides for periodic pre-authorized automatic transfers among certain Sub-Accounts pursuant to written allocation instructions from the Owner. Participants may not participate in the Rebalancing Program if they currently have any Purchase Payments allocated to the Fixed Accounts. Transfers can be scheduled on a monthly, quarterly, semi-annual or annual basis. All transfers must be expressed in whole percentages. Participants in the Dollar Cost Averaging program cannot participate in the Rebalancing Program.
The Participant can terminate the Rebalancing Program at anytime by Written Notice to the Company. Any unscheduled transfer request will automatically terminate the Rebalancing Program election.

Withdrawals

During the Accumulation Period, the Participant may, upon a Written Request, make a total or partial withdrawal of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

1. The Certificate Value as of the end of the Valuation Period during which a Written Request for a withdrawal is received; less

2.  Any applicable Premium Taxes not previously deducted; less

3.  The Annual Certificate Maintenance Charge, if any; less

4. Any Purchase Payments credited to the Certificate when based upon checks that have not cleared the drawer bank; less

5.  Any applicable Contingent Deferred Sales Charge.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-Account and/or cancellation of values in the Fixed Account. The amount will be withdrawn proportionately from the Fixed Account and each Sub-Account held under the Certificate unless otherwise directed by the Participant. A Participant may not make a partial withdrawal from the DCA Fixed Account. (See DCA Fixed Account.) If the Participant makes a total withdrawal, all of the Participant's rights and interests in the Certificate will terminate.

The Company will pay the amount of any withdrawal within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect (or unless a shorter period is required under applicable law or regulation).

Each partial withdrawal must be for at least $250 or the Participant's entire interest in the Fixed Account or applicable Sub-Account, if less. The minimum Certificate Value which must remain in the Certificate after a partial with-drawal is $5,000 for Non-Qualified Certificates and $2,000 for Qualified Certificates. The Company reserves the right to limit the number of partial withdrawals that can be made from a Certificate. Currently, there are no limitations on the number of partial withdrawals. Certain tax penalties and restrictions may apply to withdrawals from Certificates. (See Tax Status.)

Systematic Withdrawals

The Company permits a Systematic Withdrawal Plan which enables a Participant to pre-authorize a periodic exercise of the contractual withdrawal rights. Systematic withdrawals are made on any monthly date specified by the Participant (or the next following Valuation Date if the monthly date is not a Valuation
Date). If no start date is selected, the Company will automatically begin systematic withdrawals within five (5) business days after the Written Request is received. Participants must have a Certificate Value of at least $25,000 upon the activation of the withdrawal plan, in order to participate in the program. Certain tax penalties and restrictions may apply to withdrawals from the Certificates (see Tax Status). Participants can choose the frequency at which withdrawals will be made, i.e., monthly, quarterly, semi-annually or annually.

Changes to selections made by the Participant may be made by Written Request. The Systematic Withdrawal Option will terminate if: (i) the total Certificate Value is withdrawn; (ii) the last withdrawal as selected by the Participant has been made; (iii) there is insufficient Certificate Value in the Fixed Account and/or Sub-Account to complete the withdrawal; (iv) Annuity Payments have commenced; or (v) a Written Request from the Participant to terminate the option has been received at the Annuity Service Center at least five (5) business days prior to the next withdrawal request.

All the provisions relating to withdrawals contained in the Certificate are applicable to the Systematic Withdrawal Plan, including the minimum withdrawal amount of $250. The Systematic Withdrawal Plan is not available to Participants who are currently utilizing the Automatic Investment Plan Option, the Rebalancing Program or a Dollar Cost Averaging Program. If a Participant terminates a Systematic Withdrawal Plan from the Fixed Account, a new Plan involving withdrawals from the Fixed Account may not be elected during the six
(6) month period immediately following such election.

Suspension or Deferral of Payments

The Company reserves the right to suspend or postpone payments for a withdrawal or transfer for any period when:

1. The New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.  Trading on the New York Stock Exchange is restricted;

3. An emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets;
    or

4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Participants; provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company reserves the right to defer the payment of amounts withdrawn from the Fixed Account for a period not to exceed six (6) months from the date written request for such withdrawal is received by the Company.

Terminal Illness Benefit

If the Endorsement for Terminal Illness has been attached to the Certificate, upon Written Request, the Participant may elect a Terminal Illness Benefit. The Company will require proof that the Participant is terminally ill and not expected to live more than 12 months. This proof will include, but is not limited to, certification by a licensed medical practitioner performing within the scope of his/her license. The licensed medical practitioner must not be the Participant, or the parent, spouse or child of the Participant.

The Terminal Illness Benefit will be paid only to the Participant upon Written Request. Payment of the Terminal Illness Benefit is determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request. Prior to the Participant, or Joint Participant reaching age 75, the Terminal Illness Benefit shall be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals and any applicable charges.

After the Participant or oldest Joint Participant attains age 75, the Terminal Illness Benefit shall be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center the Written Request; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary prior to the Participant, or the oldest Joint Participant reaching age 75, plus any subsequent Purchase Payments less any subsequent withdrawals, including any applicable charges.

No Contingent Deferred Sales Charge shall apply with respect to any Terminal Illness Benefit. Payment of the Terminal Illness Benefit is in full settlement of the Company's liability under the Certificate and the Certificate will terminate.

If Joint Participants are named, the Age of the oldest will be used to determine the Terminal Illness Benefit. If the Certificate is owned by a non-natural person, then Participant shall mean Annuitant.

Proceeds Payable on Death

Death of Participant During the Accumulation Period

Upon the death of the Participant or a Joint Participant during the Accumulation Period, the death benefit will be paid to the Primary Beneficiary designated by the Participant. Upon the death of a Joint Participant, the surviving Joint Participant, if any, will be treated as the Primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a Contingent Beneficiary unless previously changed by Written Request.

A Beneficiary may request that the death benefit be paid under one of the Death Benefit Options below. If the Beneficiary is the spouse of the Participant he or she may elect to continue the Certificate at the then current Certificate Value (which may be less than the Death Benefit) in his or her own name and exercise all the Participant's rights under the Certificate. In the event of the simultaneous death of Joint Participants, death benefits will become payable.

Death Benefit Amount During the Accumulation Period

Prior to the Participant, the oldest Joint Participant or the Annuitant attaining age 75, the death benefit during the Accumulation Period will be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary plus any subsequent Purchase Payments less any subsequent withdrawals including any applicable charges.

After the Participant, the oldest Joint Participant, or the Annuitant attains age 75, the death benefit during the Accumulation Period will be the greater of:

1. The Purchase Payments, less any withdrawals including any applicable charges; or

2. The Certificate Value determined as of the end of the Valuation Period during which the Company receives at its Annuity Service Center both due proof of death and an election of the payment method; or

3. The Certificate Value on the most recent three (3) year Certificate Anniversary prior to the Participant, or the oldest Joint Participant, or the Annuitant reaching age 75, plus any subsequent Purchase Payments less any subsequent withdrawals, including any applicable charges.

In certain states, the death benefit during the Accumulation Period will be the Certificate Value determined and paid as of the end of the Valuation Period during which the Company receives both due proof of death and an election of the payment method.

Participants should consult their Certificate for the applicable death benefit provision.

Death Benefit Options During the Accumulation Period

A Beneficiary who is not the surviving spouse of the Participant must elect the death benefit to be paid under one of the following options in the event of the death of the Participant during the Accumulation Period:

Option 1 - lump sum payment of the death benefit; or

Option 2 - the payment of the entire death benefit within five (5) years of the date of the death of the Participant; or

Option 3 - payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one (1) year of the date of death of the Participant or any Joint Participant.

Any portion of the death benefit not applied under Option 3 within one (1) year of the date of the Participant's death, must be distributed within five (5) years of the date of death.

A Beneficiary who is the surviving spouse of the Participant may elect to continue the Certificate in his or her own name, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments Provision is in effect.

Payment to the Beneficiary, in any form other than a lump sum, may only be elected during the sixty-day period beginning with the date of receipt by the Company of proof of death.

Death of Participant During the Annuity Period

If the Participant or a Joint Participant, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue to be made at least as rapidly as under the method of distribution in effect at such Participant's death. Upon the death of a Participant during the Annuity Period, the Beneficiary becomes the Participant.

Death of Annuitant

Upon the death of the Annuitant, who is not a Participant, during the Accumulation Period, the Participant may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Participant will become the Annuitant. If the Participant is a non-natural person, the death of the Annuitant will be treated as the death of the Participant and a new Annuitant may not be designated. (See Death of Participant During the Accumulation Period.)

Upon the death of the Annuitant on or after the Annuity Date, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Payment of Death Benefit

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

1.  a certified death certificate;

2. a certified decree of a court of competent jurisdiction as to the finding of death; or

3.  any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

Beneficiary

The Beneficiary designation in effect on the Issue Date will remain in effect until changed. Unless the Participant provides otherwise, the death benefit will be paid in equal shares to the Beneficiary(ies) as follows:

1. to the Primary Beneficiary(ies) who survive the Participant's and/or the Annuitant's death, as applicable; or if there are none

2. to the Contingent Beneficiary(ies) who survive the Participant's and/or the Annuitant's death, as applicable; or if there are none

3.  to the estate of the Participant.

Beneficiaries may be named irrevocably. In that case a change of Beneficiary requires the consent of any irrevocable Beneficiary. If an irrevocable Beneficiary is named, the Participant retains all other contractual rights.

Change of Beneficiary

Subject to the rights of any irrevocable Beneficiary(ies), the Participant may change the Primary Beneficiary(ies) or Contingent Beneficiary(ies). A change must be made by Written Request. The change will take effect as of the date the notice is signed. The Company will not be liable for any payment made or action taken before it records the change.

Annuity Provisions

Annuity Guidelines

Once the Certificate reaches the Annuity Date, the following guidelines apply:

1. The Participant may elect to have the Certificate Value applied to provide a Variable Annuity, a Fixed Annuity, or a combination Fixed and Variable Annuity. If a combination is elected, the Participant must specify what part of the Certificate Value is to be applied to the Fixed and Variable options.

2. The amount applied to an Annuity Option on the Annuity Date, excluding any death benefit proceeds applied to an Annuity Option, is equal to the Certificate Value minus any applicable Premium Tax and Annual Certificate Maintenance Charge.

3. If the amount to be applied under an Annuity Option is less than $2,000, the Company reserves the right to pay the amount in a lump sum. If any Annuity Payment is less than $100, the Company reserves the right to change the payment basis to equivalent quarterly, semi-annual or annual payments.

4. Participants select an Annuity Date at the Issue Date. Participants may change the Annuity Date at any time prior to the Annuity Date by Written Request 30 days prior to the new Annuity Date. The Annuity Date must be the first day of a calendar month. The Annuity Date cannot be earlier than five years after the Issue Date. The latest permitted Annuity Date is the earlier of: (i) the 90th birthday of the Annuitant or the oldest Joint Annuitant;
    (ii) the 90th birthday of the Participant or the oldest Joint Participant, or (iii) the latest date permitted under state law.

5. If no Annuity Option has been chosen at least thirty (30) calendar days before the Annuity Date, the Company will make payments to the Annuitant under Option B, with ten (10) years of payments guaranteed. Unless specified otherwise, the then current Certificate Value allocation shall determine whether a Fixed Annuity or Variable Annuity, or combination Fixed and Variable Annuity will be provided. Therefore, any amounts in the Separate Account will be applied to a Variable Annuity, and any amounts in the Fixed Account will be applied to a Fixed Annuity. Variable Annuity payments will be based on the Sub-Account(s) selected by the Participant, or on the then current allocation of Certificate Value among the Sub-Accounts.

Annuity Payments

The Company will make Annuity Payments beginning on the Annuity Date, provided no death benefit has become payable and the Participant has by Written Request selected an available Annuity Option and payment schedule. Except as otherwise agreed to by the Participant and the Company, Annuity Payments will be payable monthly. The Annuity Option and frequency of Annuity Payments may not be changed by the Participant after Annuity Payments begin. Unless the Participant specifies otherwise, the payee of the Annuity Payments shall be the Annuitant.

If the amount of the Annuity Payment will depend on the Age and/or sex of the Annuitant, the Company reserves the right to ask for satisfactory proof of the Annuitant's (or Joint Annuitant's, if any) Age and sex unless prohibited by applicable law. The Company reserves the right to delay Annuity Payments until acceptable proof is received.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and the Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve life contingency even though the Company no longer bears any mortality risk on such payment obligation.

Fixed Annuity

A Fixed Annuity provides for payments which do not fluctuate based on investment performance.

Fixed Annuity payments shall be determined by applying the guaranteed Annuity Purchase Rates set forth in the Fixed Annuity Rate Tables contained in the Certificate to the portion of the Certificate Value allocated to the Fixed Annuity Option selected by the Participant.

Variable Annuity

A Variable Annuity provides for payments which may fluctuate based on the investment performance of the Sub-

Accounts of the Separate Account. Variable Annuity Payments will be based on the Sub-Accounts Annuity Units credited to the Variable Annuity Option.

Annuity Units and Payments

1. The dollar amount of each Variable Annuity payment depends on the number of Annuity Units credited to that Annuity Option, and the value of those Units. The number of Annuity Units is determined as follows:

2. The number of Annuity Units credited in each Sub-Account will be determined by dividing the product of the portion of the Certificate Value to be applied to the Sub-Account and the Annuity Purchase Rate by the value of one Annuity Unit in that Sub-Account on the Annuity Date. The purchase rates are set forth in the Variable Annuity Rate Tables in the Certificate.

3. For each Sub-Account, the amount of each Annuity Payment equals the product of the Annuitant's number of Annuity Units and the Annuity Unit Value on the payment date. The amount of each payment may vary.

Annuity Unit Value

The value of any Annuity Unit for each Sub-Account of the Separate Account was set on the date such Sub-Account became operative.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

2. The result in (1) is then divided by an assumed investment rate factor. The assumed investment rate factor equals 1.00 plus the assumed investment rate for the number of days since the preceding Valuation Date. The assumed investment rate is based on an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Annuity Options

The Participant may choose periodic Fixed and/or Variable Annuity Payments under any one of the Annuity Options described below. The Company may consent to other plans of payment before the Annuity Date.

The following Annuity Options are available:

Annuity Option A - Life Income.

Periodic payments will be made as long as the Annuitant lives. Under this option it would be possible for only one (1) Annuity Payment to be made if the Annuitant were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if the Annuitant were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option B - Life Income with Period Certain.

Periodic payments will be made for a guaranteed period, or as long as the Annuitant lives, whichever is longer. The guaranteed period may be five (5), ten
(10) or twenty (20) years. If the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

Annuity Option C - Joint and Last Survivor Payments.

Periodic payments will be made during the joint lifetime of two Annuitants continuing in the same amount during the lifetime of the surviving Annuitant. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option D - Joint and 2/3 Survivor Annuity.

Periodic payments will be made during the joint lifetime of two Annuitants. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of two-thirds of the Annuity Payment (or Units) in effect during the joint lifetime. Under this option it would be possible for only one (1) Annuity Payment to be made if both Annuitants were to die before the due date of the second Annuity Payment; only two (2) Annuity Payments if both Annuitants were to die before the due date of the third Annuity Payment; and so forth.

Annuity Option E - Period Certain.

Periodic payments will be made for a specified period. The specified period must be at least five (5) years and cannot be more than thirty (30) years. If the Participant does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election.

Annuity Option F - Special Income Settlement Agreement.

The Company will pay the proceeds in accordance with terms agreed upon in writing by the Participant and the Company.

Distribution

The Certificates will be sold by licensed insurance agents in those states where the Certificates may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the principal underwriter for the Certificate. MML Distributors, LLC ("MML Distributors"), an ultimate subsidiary of MassMutual serves as a principal underwriter for the Certificates. MML Distributors is located at 1414 Main Street, Springfield, MA 01144-1013. MML Investors Services, Inc. ("MMLISI"), an ultimate subsidiary of Massachusetts Mutual Life Insurance Company serves as a co-underwriter for the Certificates. MMLISI is located at 1414 Main Street, Springfield, MA 01144-1013. The principal underwriter and the co-underwriter are registered with the Securities and Exchange Commission as broker-dealers and are members of the National Association of Securities Dealer, Inc. Commissions and other distribution compensation will be paid by the Company on behalf of the Distributor to selling broker-dealers up to an amount currently equal to 7.00% of Purchase Payments. The Company may, by agreement with the broker/dealer, pay commissions as a trail commission (up to 1.20% of Certificate Values beginning in the first Certificate Year) or as a combination of commission at the time of the sale and a trail commission. These alternatives could ultimately exceed 7.0% of the Purchase Payments over time.

The Company will accept, by agreement with a limited number of broker-dealers, electronic data transmissions of Application information, along with wire transmittals of initial Purchase Payments from the broker-dealers to the Annuity Service Center for purchase of the Certificate. Please contact your broker-dealer representative to receive more information about electronic data transmission of Application information.

It is anticipated that the offering of the Certificates will be continuous.

Performance Measures

The Company may show the performance under the Certificates in the following ways:

Standardized Average Annual Total Return

The Company will show the Standardized Average Annual Total Return for the Sub-Accounts of the Separate Account which have been in existence for more than one year. As prescribed by the rules of the SEC, the Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the Certificate Withdrawal Value over the stated period had the performance remained constant throughout. The Standardized Average Annual Total Return assumes a single $1000 payment made at the beginning of the period and full redemption at the end of the period. It reflects a deduction for the contingent deferred sales charge, the annual Certificate maintenance charge and all other Fund, Separate Account, and Certificate level charges except premium taxes, if any. The annual Certificate maintenance charge is apportioned among the Sub-Accounts based upon the percentages of inforce Certificates investing in each of the Sub-Accounts.

For sub-accounts of the Separate Account which have been in existence for less than one year, the Company will show the aggregate total return as permitted by the SEC. The aggregate total return assumes a single one thousand dollar payment made at the beginning of the period and full redemption at the end of the period. It reflects the change in unit value and a deduction of the contingent deferred sales charge.

Additional Performance Measures

The Company may choose to show Average Annual Total Returns based on the inception of the underlying Fund. The performance figures discussed in this section are calculated on the basis of the historical performance of the Funds, and may assume the Certificates were in existence prior to their inception date (which they were not). The difference between the first set of additional performance measures, PERCENTAGE CHANGE and ANNUALIZED RETURNS on Accumulation Unit Values, and the second set, the NON-STANDARDIZED ANNUAL and AVERAGE ANNUAL TOTAL RETURNS, is that the second set includes the deduction of the Annual Certificate Maintenance Charge, the first set does not. Additional details follow.

ACCUMULATION UNIT VALUES; PERCENTAGE CHANGE AND ANNUALIZED RETURNS. The Company will show the PERCENTAGE CHANGE in the value of an Accumulation Unit for a Sub-Account with respect to one or more periods. The ANNUALIZED RETURN, or average annual change in Accumulation Unit Values, may also be shown with respect to one or more periods. For a one year period, the PERCENTAGE CHANGE and the ANNUALIZED RETURN are effective annual rates of return and are equal. For periods greater than one year, the ANNUALIZED RETURN is the effective annual compounded rate of return for the periods stated. Since the value of an Accumulation Unit reflects the Separate Account, the Panorama Series Fund expenses and the Oppenheimer Fund expenses (See Table of Fees and Expenses), the PERCENTAGE CHANGE and ANNUALIZED RETURN also reflect these expenses. These percentages, however, do not reflect the Certificate Maintenance Charge and the contingent deferred sales charge or premium taxes (if any), which if included would reduce the percentages reported.

The NON-STANDARDIZED ANNUAL TOTAL RETURN for a Sub-Account is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one year period.

The NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN for a Sub-Account is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

Note: The NON-STANDARDIZED ANNUAL TOTAL RETURN will be less than the NON-STANDARDIZED ANNUALIZED RETURN on Accumulation Unit values for the same period due to the effect of the Annual Certificate Maintenance Charge. Additionally, the magnitude of this difference will depend on the size of the Accumulated Value from which the Annual Certificate Maintenance Charge is deducted.

YIELD AND EFFECTIVE YIELD. The Company may also show yield and effective yield figures for the Money Market Sub-Account over a seven-day period, which is then "annualized". That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be reinvested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. These figures do not reflect the contingent deferred sales charge or premium taxes (if any), which if included would reduce the yields reported.

The performance measures discussed above reflect results of the Funds and are not intended to indicate or predict future performance. For more detailed information see the Statement of Additional Information.

Performance information for the Separate Account Sub-Accounts may be compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment products on overall performance or other criteria. Performance figures will be calculated in accordance with standardized methods established by each reporting service.

The Company may also show the application of general mathematical principles in connection with the Certificates.

Tax Status

General

Note: the following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. This discussion is based upon the Company's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws, or of the current interpretation by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Code governs taxation of annuities in general. A Participant is generally not taxed on increases in the value of a Certificate until distribution occurs, either in the form of a lump sum payment or other non-periodic distribution or as Annuity Payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Certificate. For Non-Qualified Certificates, this cost basis is generally the Purchase Payments, while for Qualified Certificates there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For Annuity Payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Certificate (adjusted for any period certain or refund feature) bears to the expected return under the Certificate. The exclusion amount for payments based on a variable Annuity Option is determined by dividing the cost basis of the Certificate (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Certificate has been recovered (i.e., when the total of the excludable amounts received equal the investment in the Certificate) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Certificate within the meaning of Section 72 of the Code. Participants, Annuitants, and Beneficiaries under the Certificates should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity certificates. The Code provides that a variable annuity certificate will not be treated as an annuity certificate for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Certificate as an annuity contract would result in the imposition of federal income tax to the Participant with respect to earnings allocable to the Certificate prior to the receipt of payments under the Certificate. The Code contains a safe harbor provision which provides that annuity contracts such as the Certificate meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-
5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Certificate. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if:
(1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States Government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios of the Funds underlying the Certificates will be managed by the Investment Adviser for the Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Participant control of the investments of the Separate Account will cause the Participant to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Certificate. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Participant control which may be exercised under the Certificate is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Participant's ability to transfer among investment choices or the number and type of investment choices available, would cause the Participant to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Participant with respect to earnings allocable to the Certificate prior to receipt of payments under the Certificate.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling would generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Participant being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Certificate in an attempt to maintain favorable tax treatment.

Multiple Certificates or Contracts

The Code provides that multiple Non-Qualified annuity certificates or contracts which are issued within a calendar year to the same Participant by one company or its affiliates are treated as one annuity certificate for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of certificates or contracts. Participants should consult a tax adviser prior to purchasing more than one Non-Qualified annuity certificate or contract in any calendar year.

Tax Treatment of Assignments

A transfer of ownership, assignment or pledge of a Certificate may be a taxable event. Participants should therefore consult competent tax advisers should they wish to transfer, assign or pledge their Certificates.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of a payee are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the payee, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Special rules limit the ability of a payee to elect no withholding where the payee fails to provide a U.S. residence address or federal taxpayer identification number.

Effective January 1, 1993, certain distributions from Qualified Plans under
Section 401, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: a) distributions for the life or life expectancy of the participant or joint lives or joint life expectancies of the participant and a designated beneficiary; or b) distributions for a specified period of ten (10) years or more; or c) distributions which are required minimum distributions. Payments that are not eligible for rollover remain subject to the withholding rules described in the preceding paragraph.

Tax Treatment of Withdrawals - Non-Qualified Certificates

Section 72 of the Code governs treatment of distributions from annuity contracts such as the Certificate. It provides that if the Certificate Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income.

Penalty Tax

A 10% penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Participant; (c) if the taxpayer has become totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

The above information does not apply to Qualified Certificates. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Certificates. (See Tax Treatment of Withdrawals - Qualified Certificates.)

Qualified Plans

The Certificates offered by this Prospectus are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Participants, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Certificates issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Certificate's administrative procedures. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transac-tions with respect to the Certificates comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Certificates may be used (subject to state availability). Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Certificate issued under a Qualified Plan.

Certificates issued pursuant to Qualified Plans include special provisions restricting Certificate rights that may otherwise be available as described in this Prospectus. Generally, Certificates issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Certificates. (See Tax Treatment of Withdrawals - Qualified Certificates.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Certificates sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish Qualified Plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" plans. Contributions made to the Plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See Tax Treatment of Withdrawals - Qualified Certificates.) These retirement plans may permit the purchase of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the Plan, to the participant or to both may result if the Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the Plan complies with all legal requirements applicable to such benefits prior to the transfer of the Certificate. Purchasers of Certificates for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See Tax Treatment of Withdrawals - Qualified Certificates.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Certificates for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. The Internal Revenue Service has not reviewed the Certificate for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Certificate comports with IRA qualification requirements. Purchasers of Certificates to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code establishes the specially designated Roth IRA to which eligible individuals may contribute. Con-tributions to a Roth IRA are not deductible and are limited based on modified adjusted gross income. Qualified distributions from Roth IRAs are not included in income. Distributions that are not qualified distributions are treated first as a return of investment to the extent of the individual's contributions to Roth IRAs and as a taxable distribution to the ex-tent of any excess. An individual (other than a married individual filing separately) with an adjusted gross income of $100,000 or less may roll over distributions within 60 days from a regular IRA to a Roth IRA or may convert a regular IRA into a Roth IRA. The rollover would be subject to tax; however, it would not be subject to the 10% premature distribution penalty tax. If the rollover occurs during 1998, the income will be spread out over four tax years.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Certificates to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See Tax Treatment of Withdrawals - Qualified Certificates.) These retirement plans may permit the purchaser of the Certificates to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if the Certificate is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Certificate. Purchasers of Certificates for use with Corporate Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 457 Deferred Compensation ("Section 457") Plans

Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units, or certain tax-exempt employers, may participate in a Section 457 plan of the employer, allowing them to defer part of their salary or other compensations. The amount deferred, and any income on such amount, will not be taxable until paid or otherwise made available to the employee.

The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includible compensation, up to $7,500. Includible compensation means earnings for services rendered to the employer which is includible in the employee's gross income, but excluding any contributions under the Section 457 plan, or a Tax-Sheltered Annuity. During the last three (3) years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted. The deferred amounts will be used by the employer to purchase the Certificate. The Certificate will be issued to the employer, but all Certificate Values must be held for the exclusive benefit of the employees under it. The employee has no rights or vested interest in the Certificate, and is only entitled to payment in accordance with the Section 457 plan provisions. Present federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases.

Tax Treatment of Withdrawals - Qualified Certificates

In the case of a withdrawal under a Qualified Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Certificate. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Certificates issued and qualified under Code Sections 401 (H.R. 10 and Corporate Pension and Profit-Sharing Plans) and 408(b) (Individual Retirement Annuities) and 408A (Roth IRAs). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The penalty tax will not apply to a rollover from a conversion of a traditional IRA into a Roth IRA. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Participant or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Participant or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Participant or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Participant or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to a Participant or Annuitant (as applicable) who has separated from service after he/she has attained age 55; (e) distributions made to the Participant or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Participant or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic rela-tions order; (g) beginning in 1998, distributions made for qualified higher education expenses, and (h) beginning in 1998, distributions made for a qualified "first-home" purchase, subject to a $10,000 lifetime cap. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exceptions stated in (g) and (h) above apply to Individual Retirement Annuities. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service. In addition, for calendar years beginning January 1, 1997, withdrawals from IRAs by certain unemployed persons for payment of health insurance premiums are not subject to the tax penalty. Exceptions applicable to an IRA are applicable to a Roth IRA. Qualified distributions from Roth IRAs are not subject to the penalty tax.

Generally, distributions from a Qualified Plan of a 5% owner or from an IRA must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2, and from all others in Qualified Plans at the later of age 70 1/2 or when the employee retires. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required minimum distributions for a Roth IRA.

Certificates Owned By Other Than
Natural Persons

Generally, investment earnings on premiums for Certificates will be taxed currently to the Participant if the Participant is a non-natural person, e.g., a corporation, or certain other entities other than tax-qualified trusts. Such Certificates generally will not be treated as annuities for federal income tax purposes.

APPENDIX A

IRA DISCLOSURE
STATEMENT

This statement is designed to assist you in understanding the requirements of Federal tax law which apply to your Individual Retirement Annuity ("IRA"), Spousal IRA, Roth IRA, or your Simplified Employee Pension IRA ("SEP-IRA") for employer contributions. If you desire further information regarding your IRA, it may be obtained either from your registered representative or from any district office of the Internal Revenue Service.

The growth in value of the annuity is neither guaranteed nor projected.

Seven-Day Review Period

You have seven (7) days after you sign your application to review this statement and the Prospectus without obligation. If you notify the company either orally or in writing within this seven-day period that you do not wish to keep your contract, your entire Purchase Payment will be refunded to you.

Annuity Service Center
H565
P.O. Box 9067
Springfield, MA 01102-9067

Eligibility Requirements

All persons with earned compensation are eligible for Individual Retirement Annuities ("IRAs"). Additionally, if you have a spouse who has earned no compensation (and you file a joint tax return), you may establish an IRA on behalf of your spouse. Of course, if you have a working spouse who has earned compensation, that spouse may establish his or her own IRA. Lastly, a divorced or legally separated spouse may treat taxable alimony or separate maintenance payments as compensation for purposes of establishing an IRA.

The Annuity as an IRA

When this Annuity is issued as an IRA, the contract is amended to provide that the contract is both non-transferable and non-forfeitable.

Contributions and Deductions

As a result of significant changes made by the Tax Reform Act of 1986, contributions to your IRA are limited at two levels. First, there are limits on the amount of contributions which may be deducted for income tax purposes. Second, there is a limit with respect to the amount of nondeductible contributions which can be made. The Small Business Job Protection Act of 1996 and The Taxpayer Relief Act of 1997 may also affect IRA contributions and withdrawals.

For tax years beginning after 1997, an individual who is not an active participant in an employer-maintained retirement plan is eligible to make deductible contributions to an IRA equal to the lesser of 100% of compensation or $2,000. A spouse who is not an active participant in an employer-maintained retirement plan during any part of a year but whose spouse is a plan participant may made a deductible IRA contribution, subject to phase-out at adjusted gross income between $150,000 and $160,000. Furthermore, an individual who files a joint return and who has less taxable compensation than his spouse may contribute to a spousal IRA and deduct the lesser of $2,000 or the sum of (a) that individual's includable compensation for the tax year plus (b) includable compensation of the individual's spouse reduced by the spouse's allowable IRA deduction and Roth IRA contribution for the tax year.

However, if you or your spouse (if you file a joint return) is an active participant in an employer-maintained retirement plan, your IRA deduction may be reduced or eliminated entirely at certain levels of adjusted gross income. For tax years beginning after 1997, phase-out ranges for deductible IRA contributions increase annually until 2005 or 2007. Specifically, the adjusted gross income phase-out range in 1998 for individuals with a single or head of household filing status is $30,000 to $40,000, increasing annually to $50,000 to $60,000 in 2005. For married individuals filing a joint return, the phase-out range in 1998 is $50,000 to $60,000, increasing annually to $80,000 to $100,000 in 2007. The phase-out range in any year for a married individual filing separately is $0 to $10,000. In all cases, the IRA deduction will be phased out ratably within the respective ranges.

Nevertheless, you may still make designated nondeductible IRA contributions to the extent of the excess of (1) the lesser of $2,000 ($4,000 in the case of a Spousal IRA), or 100% of compensation annually, over (2) the applicable IRA deduction limit. You may also choose to make a contribution non-deductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until distributed to you.

For purposes of the above discussion, you are an "active participant" in an employer-maintained retirement plan, if you are covered by such plan, even if you are not yet vested in your retirement benefit. However, an individual who is a participant in an eligible state deferred compensation plan, as defined in Code section 457(b), is not considered to be an "active participant".

In order to qualify for a particular tax year, IRA contributions must be made during such tax year or by the deadline for filing your income tax return for that year (not including extensions). For calendar year taxpayers the deadline is generally April 15.

If you make contributions to an IRA, Roth IRA or Education IRA in excess of the combined deductible and nondeductible limits, you may be liable for a nondeductible excise tax of 6% of the amount of the excess. You may withdraw an excess contribution together with the net income attributable to the excess, on or before the due date (including extensions of time) for filing your Federal income tax return and the excess amount will be treated as if you never con-tributed it, regardless of the size of the contribution. The accompanying distribution of the net income, however, is includable in income for the year in which the excess contribution is made. Excess amounts which are not withdrawn by this method are subject to the 6% excise tax in the year of contribution and are carried over and taxed each year until the year the excess is reduced.

No contribution may be made by you to your IRA during or after the tax year in which you attain age 70 1/2, other than rollover distributions.

Special tax rules apply in the case of Roth IRAs.

Spousal IRAs

If your spouse has no compensation for the year and you file a joint return, you may set up and make contributions to an IRA for your spouse, as well as for yourself. Subject to the active participant rules discussed above, the maximum amount that you can deduct for contributions to both IRAs is the lesser of $4,000, or 100% of compensation reduced by the spouse's allowable IRA deduction and Roth IRA contribution for the tax year. You may not deduct, however, more than $2,000 to either IRA for any year.

SEP-IRAs

Under a SEP-IRA agreement, your employer may contribute 15% of your compensation, up to $30,000, to your IRA each year. The contribution and interest earned is excludable from your income until such time as it is distributed to you.

You must withdraw any excess contribution made to your SEP-IRA by your employer before the date for filing your return. If you do not, you are liable for the 6% excise tax discussed above. SEP-IRAs are also generally subject to the other requirements applicable to IRAs.

Roth IRAs

Roth IRAs are specially designated IRAs. Roth IRAs are subject to the same rules as traditional IRAs except for certain special rules. Contributions to Roth
IRAs are not deductible and are limited based on modified adjusted gross income. You may make a contribution to a Roth IRA even if you are an active participant in an employer-maintained retirement plan. You may also make contributions to a Roth IRA after age 70 1/2.

You may contribute a maximum of $2,000 per year to all IRAs (deductible, non deductible and Roth IRAs). This $2,000 annual limit does not include rollover contributions. The $2,000 maximum annual contribution to a Roth IRA phases out for individuals with a single or head of household filing status with modified adjusted gross income between $95,000 and $110,000. For married individuals filing a joint return, the maximum annual contribution to a Roth IRA phases out with modified adjusted gross income between $150,000 and $160,000.

Qualified distributions from Roth IRAs are not included in income and are not subject to the 10% tax on premature distributions. To be qualified, a distribution must not be made before the end of the five year tax period beginning with the first tax year a contribution to a Roth IRA is made, and the distribution must be made: (a) on or after the date on which you attain age
59 1/2; or (b) to your beneficiary or your estate after your death; or (c) as a result of your being disabled; or (d) to pay for qualified first-time homebuyer expenses.

Distributions that are not qualified distributions are treated first as a return of investment to the extent of your contributions to Roth IRAs and as a taxable distribution to the extent of any excess. Roth IRAs are not subject to required minimum distribution rules or to incidental death benefit rules.

If you are not married filing separately and if your adjusted gross income for a tax year does not exceed $100,000, you may roll over distributions within 60 days from a traditional IRA to a Roth IRA or you may convert a traditional IRA into a Roth IRA. While the rollover would be subject to tax, it would not be subject to the 10% premature distribution penalty tax. If the rollover occurs during 1998, the taxable amount is included in gross income ratably over four tax years.

Rollover Contributions and Transfers

You are permitted to withdraw any portion of the value of your IRA and reinvest it in another individual retirement annuity or account, but not more frequently than once in any one-year period. Such withdrawals may also be made from other IRAs and contributed to this contract. Such a withdrawal of funds from one IRA and subsequent reinvestment in another IRA is called a "rollover contribution". In order to qualify as a tax-free rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. Of course, you will not be allowed a tax deduction for the amount of any rollover contribution.

A similar type of rollover contribution can be made with the proceeds of an eligible rollover distribution or a lump-sum distribution from a qualified retirement plan. Such a distribution must also be invested in the IRA within 60 days of receipt. A lump sum distribution is one made from a Qualified Plan: (1) because of your death; (2) after you reached age 59 1/2 ; (3) because you left your job (unless you are self-employed); or (4) after you become permanently disabled (but only if you are self-employed). To be considered a lump sum, the distribution must also be made entirely in a single tax year and must represent the entire value of your account in the retirement plan (and in all plans of a similar type sponsored by the same employer). Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later roll over such a contribution to another qualified retirement plan as long as you have not mixed it with any IRA contributions you have deducted from your income.

Eligible rollover distributions are generally all taxable distributions from Qualified Plans and Section 403(b) annuities except for: (1) amounts paid over your life or life expectancy; or (2) installments for periods of years spanning ten (10) years or more; or (3) required minimum distributions.

Also, if you receive a distribution on account of a plan termination you may make a rollover contribution to an IRA.

In addition to rollover contributions, you may also have the assets of one IRA directly transferred (without any distribution to you) to another IRA. Direct IRA to IRA transfers are not subject to the one-year waiting period applicable to IRA rollover contributions.

Special tax rules apply to rollover contributions to a Roth IRA.

Withdrawals

If you withdraw an amount from an IRA during a tax year and you have made both deductible and nondeductible IRA contributions, the part of the withdrawal that is from nondeductible contributions (not including interest) is excludable from income. The amount excludable from income for the tax year is the portion of the amount withdrawn that has the same ratio to the amount withdrawn as your total nondeductible IRA contributions (of all your IRAs) have to the total balance of all your IRAs, including rollover IRAs. The remaining portion of the amount withdrawn for the tax year is includable in income. For purposes of this calculation, all your IRAs are treated as one contract and all withdrawals you make during a tax year are treated as one distribution and the value of the contract (after adding back distributions made during the year), income on the contract and investment in the contract are computed at the end of the year.

Special tax rules apply to distributions from Roth IRAs.

Premature Distributions

Premature distributions are amounts you withdraw from your IRA before you are age 59 1/2 Premature distributions which do not qualify for rollover treatment are subject to a penalty tax equal to 10% of the amount of the distribution includable in gross income in the tax year, unless you are totally disabled or receive the distributions in substantially equal payments (at least annually) for your life or life expectancy or the joint lives or life expectancies of you and your beneficiary or unless the distributions are made to your beneficiary on account of your death. In addition, beginning January 1, 1997, withdrawals from IRAs for payment of certain medical expenses and withdrawals by certain unem-ployed persons for payment of health insurance premiums are not subject to the 10% penalty tax. Furthermore, for calendar years beginning January 1, 1998, withdrawals from IRAs for payment of certain qualified higher education ex-penses and withdrawals for certain first time homebuyer expenses are not subject to the penalty tax.

The penalty tax is also applicable to income taxable distributions deemed to have been made upon disqualification of your IRA as a result of a prohibited transaction (including, in general, the sale or assignment of your interest in your IRA to anyone), or as a result of borrowing on your IRA, or using your IRA as security for a loan.

Special tax rules apply to distributions from Roth IRAs.

Inadequate or Under distribution - 50% Tax

Your IRA is intended to provide retirement benefits over your lifetime. Thus, Federal law requires that you either (1) receive a lump sum distribution from your IRA not later than April 1st of the year after the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life or life expectancy (or over the life or life expectancies of you and your beneficiary). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

Death Benefits

If you should die before receiving any benefits from your IRA, your beneficiary must either elect (1) to receive the balance of your account in a lump sum within five (5) years of your death, or (2) have the balance applied to purchase an immediate annuity payable over the life or life expectancy of the beneficiary. Such annuity must commence within one year of your death. If your spouse is your beneficiary, however, distributions are not required to be distributed until the date you would have attained age 70 1/2, and if your spouse dies before any distribution to him or her commences, your spouse is treated as the owner of your IRA for purposes of any required distributions.

If you should die after benefits have commenced to you, the remaining portion of your account must be distributed to your beneficiary as rapidly as under the method of distribution in effect on the date of your death.

Prohibited Transactions

If you engage in certain prohibited transactions with your IRA, the IRA will lose its exemption from taxation. Depending on the type of prohibited transaction, you must include in income all or a portion of the fair market value of the IRA account. Examples of prohibited transactions are: (1) any borrowing from the account; (2) use of the account as security for a loan; (3) receipt by you or certain family members of unreasonable compensation for managing the IRA.

Prototype Status

The Internal Revenue Service currently has not been asked to review the format of your Massachusetts Mutual Life Insurance Company ("MassMutual") Prototype IRA or issue a determination letter regarding the qualification of the prototype IRA. However, an opinion letter is a determination only as to the form of the IRA, and does not represent a determination as to its merits.

Reporting to the IRS

If you make a designated nondeductible contribution to an IRA for a taxable year or receive a distribution from an IRA during a taxable year, you are required to provide such information as the IRS may prescribe on your tax return for the taxable year, and, to the extent required, for succeeding taxable years. The information that may be required includes, but is not limited to: (1) the amount of designated nondeductible contributions for the taxable year; (2) the total amount of designated nondeductible contributions for all preceding taxable years that have not previously been withdrawn; (3) the total balance of all your IRAs as of the close of the calendar year with or within which the taxable year ends; and (4) the amount of distributions from your IRAs during the taxable year. If the required information is not shown on your return, all traditional IRA contributions are presumed to have been deductible. Therefore, they will be taxable upon withdrawal from the IRA, unless it can be shown, with satisfactory evidence, that the contributions were nondeductible when they were made.

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions, or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your income tax return (Form 1040) for the tax year in which the penalty applies.

Financial Disclosure

The charges which may be made against a contribution to your IRA include the Custodian's fees (set forth in the Adoption Agreement), and the mortality and expense risk fee, and other fees for the Separate Account contained in the Fee Table of the Account Prospectus. The charges which may be made against a withdrawal are also described in the Prospectus, and you should read the Panorama Account Prospectus carefully and retain it for your future reference.

Additional Information

For further information about the Certificate, you may obtain a Statement of Additional Information prepared by the Company.

The Table of Contents of this Statement is as follows:
1.  Company
2.  Independent Accountant and Custodian
3.  Assignment of Certificate
4.  Distribution
5.  Purchase of Securities Being Offered
6.  Performance Measures
7.  Yield and Effective Yield
8.  Annuity Provisions
9.  Financial Statements

This Prospectus sets forth the information about Massachusetts Mutual Variable Annuity Separate Account 4 that a prospective investor ought to know before investing. Certain additional information about the Separate Account is contained in a Statement of Additional Information dated July 1, 1998 which has been filed with the SEC and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information appears on the last page of this Prospectus. To obtain a copy, return this request form to the address shown below or telephone 1-800-569-6576.

--------------------------------------------------------------------------------

To:   Massachusetts Mutual Life Insurance Company
      Annuity Products, H565
      P.O. Box 9067
      Springfield, Massachusetts 01102-9067

Please send me a Statement of Additional Information for MassMutual's Panorama Premier

Name
    -------------------------------------------

Address
       ----------------------------------------

-----------------------------------------------

City                    State          Zip
    -------------------------------------------

Telephone
         --------------------------------------

                                    PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION
        INDIVIDUAL CERTIFICATES UNDER A GROUP DEFERRED ANNUITY CONTRACT
                        WITH FLEXIBLE PURCHASE PAYMENTS

                                 issued by

         MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 AND

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                                July 1, 1998

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated July 1, 1998, for the individual certificates under a group deferred annuity contract with flexible purchase payments which are referred to herein.



For a copy of the prospectus call 1-800-569-6576 or write: Massachusetts Mutual Life Insurance Company, Panorama Premier, Annuity Products, H565, P.O. Box 9067, Springfield, MA 01101.

                               TABLE OF CONTENTS

Company...................................................................2

Independent Accountant and Custodian......................................2

Assignment of Certificate.................................................2

Distribution..............................................................3

Purchase of Securities Being Offered......................................3

Performance Measures......................................................4

Yield and Effective Yield.................................................5

Annuity Provisions........................................................6

Reports of Independent Accountants and Financial Statements.....final pages

                                    COMPANY

Massachusetts Mutual Life Insurance Company ("MassMutual" or the "Company") is a mutual life insurance company specially chartered by the Commonwealth of Massachusetts on May 14, 1851. It is currently licensed to transact life, accident, and health insurance business in all states, the District of Columbia, Puerto Rico and certain provinces of Canada. MassMutual had estimated unconsolidated statutory assets in excess of $57 billion, and estimated total assets under management in excess of $152 billion as of December 31, 1997.

                      INDEPENDENT ACCOUNTANT AND CUSTODIAN

The audited statement of statutory financial position of the Company as of December 31, 1997 and 1996 and the related statutory statements of income, changes in policyholders' contingency reserves and cash flows for the three years ended December 31, 1997, 1996 and 1995 included in this Statement of Additional Information have been so included in reliance on the report, which includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles, of Coopers & Lybrand L.L.P., Springfield, MA 01101, independent accountants, given on the authority of that firm as experts in accounting and auditing.

No financial statements for the Separate Account have been included herein, because, as of the date of this Statement of Additional Information, the Sub-Accounts available under the Certificates had no assets.

The shares of the underlying funds purchased by the Sub-Accounts are held by MassMutual as custodian of the Separate Account.

                              ASSIGNMENT OF CERTIFICATE

The Company will not be charged with notice of any assignment of a Certificate or of the interest of any beneficiary or of any other person unless the assignment is in writing and the Company receives the original or a true copy thereof at its Home Office. The Company assumes no responsibility for the validity of any assignment.

While the Certificates are generally assignable, all non-tax qualified Certificates must carry a non-transferability endorsement which precludes their assignment. For qualified Certificates, the following exceptions and provisions should be noted:

      (1) No person entitled to receive annuity payments under a Certificate or part or all of the Certificate's value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the Participant given during the Annuitant's lifetime and received in good order by the Company at its Home Office. To the extent permitted by law, no Certificate nor any proceeds or interest payable thereunder will be subject to the Annuitant's or any other person's debts, contracts or engagements, nor to any levy or attachment for payment thereof;

      (2) If an assignment of a Certificate is in effect on the maturity date, the Company reserves the right to pay to the assignee in one sum the amount of the Certificate's maturity value to which he is entitled, and to pay any balance of such value in one sum to the Participant, regardless of any payment options which the Participant may have elected. Moreover, if an assignment of a Certificate is in effect at the death of the Annuitant prior to the maturity date, the Company will pay to the assignee in one sum, to the extent that he is entitled, the greater of (a) the total of all purchase payments, less the net amount of all partial redemptions, and (b) the Accumulated Value of the Certificate, and any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

      (3) Certificates used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a) or by the administrator of an annuity plan described under Section 403(a) of the Code; and

      (4) Certificates issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such Certificates may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the

Annuitant to any person or party other than the Company, except to a former spouse of the Annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

                                      DISTRIBUTION

MML Distributors, LLC ("MML Distributors") is the principal underwriter of the Contract and Certificates. MML Distributors is a limited liability corporation. MML Investors Services, Inc. ("MMLISI") is the co-underwriter of the Contract and Certificates. Both MML Distributors and MMLISI are broker-dealers registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. MML Distributors and MMLISI are indirect wholly owned subsidiaries of Massachusetts Mutual Life Insurance Company.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters for the Separate Account. Commissions will be paid through MMLISI and MML Distributors to agents and selling brokers for selling the Contract and Certificates. MML Distributors may enter into selling agreements with other broker-dealers which are registered with the Securities and Exchange Commission and are members of the National Association of Securities Dealers, Inc. ("selling brokers"). The Contract and Certificates are sold through agents who are licensed by state insurance officials to sell the Contract and Certificates. These agents are also registered representatives of selling brokers or of MMLISI.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota, and Washington, and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio, and West Virginia.

The offering is on a continuous basis.

                        PURCHASE OF SECURITIES BEING OFFERED

Interests in the Separate Account are sold to Participants as accumulation units. Charges associated with such securities are discussed in the Charges and Deductions section of the prospectus for the Certificate. The Certificate does not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see Free Withdrawals section of the prospectus.)

                                PERFORMANCE MEASURES

The Company may show the performance for the Sub Accounts of the Separate Account in the following ways:

                   Standardized Average Annual Total Return

The Company will show the "Standardized Average Annual Total Return," formulated as prescribed by the rules of the SEC, for each Sub-Account. The Standardized Average Annual Total Return is the effective annual compounded rate of return that would have produced the Certificate Withdrawal Value over the stated period had the performance remained constant throughout. The calculation assumes a single $1,000 payment made at the beginning of the period and full redemption at the end of the period. It reflects a deduction for the contingent deferred sales charge, the Annual Certificate Maintenance charge and all other Fund, Separate Account and Contract level charges except premium taxes, if any. The Annual Certificate Maintenance charge is apportioned among the Sub-Accounts based upon the percentages of in force Certificates investing in each of the Sub-Accounts.


For Sub-Accounts of the Separate Account which have been in existence for less than one year, the Company will show the aggregate total return as permitted by the SEC. The aggregate total return assumes a single one thousand dollar payment made at the beginning of the period and full redemption at the end of the period. It reflects the change in unit value and a reduction of the contingent deferred sales charge.

                          Additional Performance Measures
                          -------------------------------

                     Accumulation Unit Values: Annualized Returns.
                     ---------------------------------------------

The Company will show the ANNUALIZED RETURN, or average annual change in Accumulation Unit values, for one or more periods. For one year, the Annualized Return is the effective annual rate of return. For periods greater than one year, the Annualized Return is the effective annual compounded rate of return for the periods stated. Since the value of an Accumulation Unit reflects the Separate Account and Fund expenses (See Table of Fees and Expenses in the Prospectus), the Annualized Returns also reflect these expenses. However, these percentages do not reflect the Annual Certificate Maintenance Charge and the contingent deferred sales charge or premium taxes (if any), which if included would reduce the percentages reported by the Company

The performance figures discussed below, NON-STANDARDIZED ANNUAL TOTAL RETURN and NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN, will be calculated on the basis of historical performance of the Funds, and may assume the Certificates were in existence prior to their inception date (which they were not). Beginning as of the date the Certificates are available, actual Accumulation Unit values will be used for the calculations. These returns are based on specified premium patterns which produce the resulting Accumulated Values. They reflect a deduction for the Separate Account expenses, underlying fund expenses, and the annual Administrative Charge. They do not include contingent deferred sales charges or premium taxes (if any), which if included would reduce the percentages reported.

The NON-STANDARDIZED ANNUAL TOTAL RETURN for a Sub-Account is the effective annual rate of return that would have produced the ending Accumulated Value of the stated one-year period.

The NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN for a Sub-Account is the effective annual compounded rate of return that would have produced the ending Accumulated Value over the stated period had the performance remained constant throughout.

Note: The NON-STANDARDIZED ANNUAL TOTAL RETURN will be less than the NON-STANDARDIZED ANNUALIZED RETURN on Accumulation Unit values for the same period due to the effect of the Annual Certificate Maintenance Charge. Additionally, the magnitude of this difference will depend on the size of the Accumulated Value from which the annual Administrative Charge is deducted.

Performance information for the Sub-Accounts may be: (a) compared to other variable annuity separate accounts or other investment products surveyed by Lipper Analytical Services, a nationally recognized independent reporting service or similar service that rank mutual funds and other investment companies by overall performance, investment objectives and assets; (b) tracked by other ratings services, companies, publications or persons who rank separate accounts or other investment products on overall performance or other criteria; and (c) included in data bases that can be used to produce reports and illustrations by organizations such as CDA Wiesenberger. Performance figures will be calculated in accordance with standardized methods established by each reporting service.
                          YIELD AND EFFECTIVE YIELD

The Company may show yield and effective yield figures for the Money Market Sub-Account. "Yield" refers to the income generated by an investment in the Money Market Sub-Account over a seven-day period, which is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective" yield is calculated similarly but, when annualized, the income earned by an investment in the Money Market Sub-Account is assumed to be re-invested. Therefore the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

These figures will reflect a deduction for all Fund, Separate Account, and Certificate level charges, assuming the Certificate remains in force. The figures do not reflect the contingent deferred sales charge or premium tax deductions (if any), which if included would reduce the percentages reported.

                                  ANNUITY PROVISIONS

A Variable Annuity is an annuity with payments which; (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Separate Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of annuity payments after the first is determined as follows;

      1. The dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each Annuity Payment. The number of Annuity Units remains fixed during the Annuity Period.

      2. For each Sub-Account, the fixed number of Annuity Units is multiplied by the Annuity Unit value on each subsequent Annuity Payment date.

      3. The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments.

(See "Annuity Provisions" in the Prospectus.)

Report Of Independent Accountants

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1997 and 1996, and the related statutory statements of income, changes in policyholders' contingency reserves, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statutory financial statements of Connecticut Mutual Life Insurance Company ("Connecticut Mutual") for the year ended December 31, 1995, which statements reflect total revenue and net gain from operations constituting 26% and 22% of the related Company totals after restatement for the merger of the two companies. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

As described more fully in Note 1, these financial statements were prepared in conformity with statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable at this time, are presumed to be material.


In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

In our opinion, based upon our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, on the statutory basis of accounting described in Note 1.

                                                 Coopers & Lybrand L.L.P.

Springfield, Massachusetts
February 6, 1998

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION


                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)
Assets:
Bonds............................................. $23,890.3          $24,299.3
Common stocks.....................................     354.7              336.6
Mortgage loans....................................   4,863.7            4,852.8
Real estate.......................................   1,697.7            1,840.9
Other investments.................................   1,963.8            1,425.6
Policy loans......................................   4,950.4            4,752.3
Cash and short-term investments...................   1,941.2            1,075.4
                                                   ---------          ---------

                                                    39,661.8           38,582.9

Investment and insurance amounts receivable.......   1,064.9            1,102.4
Other assets......................................     104.8               97.9
                                                   ---------          ---------

                                                    40,831.5           39,783.2

Separate account assets...........................  16,803.1           13,563.5
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)

Liabilities:

Policyholders' reserves and funds................. $33,783.2          $33,341.5
Policyholders' dividends..........................     954.1              885.3
Policyholders' claims and other benefits..........     353.4              373.8
Federal income taxes..............................     436.5              440.7
Asset valuation reserve...........................     840.6              689.2
Investment reserves...............................     132.8              208.4
Amounts due on investments puchased and
 other liabilities................................   1,457.9            1,206.1
                                                   ---------          ---------

                                                    37,958.5           37,145.0

Separate account reserves and liabilities.........  16,802.8           13,563.1
                                                   ---------          ---------

                                                    54,761.3           50,708.1

Policyholders' contingency reserves...............   2,873.3            2,638.6
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Revenue:

Premium income............................................  $6,764.8      $6,328.6      $5,727.7
Net investment and other income...........................   2,904.4       2,861.1       2,898.4
                                                            --------      --------      --------

                                                             9,669.2       9,189.7       8,626.1
                                                            --------      --------      --------

Benefits and expenses:

Policy benefits and payments..............................   6,597.3       6,048.2       5,152.2
Addition to policyholder's reserves and funds.............     720.8         854.7       1,205.4
Commissions and operating expenses........................     766.1         763.5         833.7
State taxes, licenses and fees............................      81.5          96.4          89.4
Merger restructuring costs................................         -          66.1          44.0
                                                            --------      --------      --------

                                                             8,165.7       7,828.9       7,324.7
                                                            --------      --------      --------

Net gain before federal income taxes and dividends........   1,503.5       1,360.8       1,301.4

Federal income taxes......................................     284.4         276.7         206.2
                                                            --------      --------      --------

Net gain from operations before dividends.................   1,219.1       1,084.1       1,095.2

Dividends to policyholders................................     919.5         859.9         819.0
                                                            --------      --------      --------

Net gain from operations..................................     299.6         224.2         276.2

Net realized capital gain (loss)..........................     (42.5)         40.3         (85.8)
                                                            --------      --------      --------

Net income................................................  $  257.1      $  264.5      $  190.4
                                                            ========      ========      ========


              See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES
IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Policyholder's contingency reserves, beginning of year....  $2,638.6      $2,600.9      $2,569.1
                                                            --------      --------      --------

Increases (decreases) due to:
 Net income...............................................     257.1         264.5         190.4
 Net unrealized capital gain (loss).......................     119.1          (1.7)         88.7
 Merger restructuring costs, net of fax...................         -             -         (45.4)
 Change in asset valuation and investment reserves........     (76.0)       (142.4)        (75.6)
 Change in prior year policyholders' reserves.............     (55.4)        (72.2)       (108.2)
 Change in non-admitted assets and other..................     (10.1)        (10.5)        (18.1)
                                                            --------      --------      --------

                                                               234.7          37.7          31.8
                                                            --------      --------      --------

Policyholders' contingency reserves, end of year..........  $2,873.3      $2,638.6      $2,600.9
                                                            ========      ========      ========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Operating acitivites:
Net income...............................................  $   257.1     $   264.5     $   190.4
Addition to policyholders' reserves and funds,
 net of transfers to separate accounts...................      421.3         426.7         575.8
Net realized capital (gain) loss.........................       42.5         (40.3)         85.8
Other changes............................................      (58.1)       (232.8)        (25.2)
                                                           ---------     ---------     ---------

Net cash provided by operating activities................      662.8         418.1         826.8
                                                           ---------     ---------     ---------

Investing activities:
Purchases of investments and loans.......................  (12,292.7)    (10,171.5)    (10,364.2)
Sales or maturities of investments and receipts
 from repayment of loans.................................   12,545.7       8,539.3       9,671.1
                                                           ---------     ---------     ---------

Net cash provided by (used in) investing activities......      253.0      (1,632.2)       (693.1)
                                                           ---------     ---------     ---------

Financing activities:
Repayments of long-term debt.............................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Net cash used by financing activities....................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Increase (decrease) in cash and short-term investments...      865.8      (1,267.4)         87.3

Cash and short-term investments, beginning of year.......    1,075.4       2,342.8       2,255.5
                                                           ---------     ---------     ---------

Cash and short-term investments, end of year.............  $ 1,941.2     $ 1,075.4     $ 2,342.8
                                                           =========     =========     =========

                 See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability income products distributed primarily through career agents. The Company also provides a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. This merger was accounted for under the pooling of interests method of accounting. For the purposes of this presentation, these financial statements reflect historical amounts giving retroactive effect as if the merger had occurred on January 1, 1995 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts. In 1996, merger-related expenses totaling $66.1 million were recorded in the Statutory Statement of Income. In 1995, merger-related expenses incurred by Massachusetts Mutual (the Company prior to the merger) of $44.0 million, were recorded in the Statutory Statement of Income and the expenses incurred by Connecticut Mutual of $45.4 million, net of tax, were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. On the merger date, policyholders' reserves attributable to disability income contracts were strengthened by $75.0 million, investment reserves for real estate were increased by $49.8 million and net prepaid pension assets were increased by $10.4 million with all adjustments reflected as a change to policyholders' contingency reserves. The separate results of each company prior to the merger for the year ended December 31, 1995, were as follows: (a) revenue was $6,443.8 million for Massachusetts Mutual and $2,182.3 million for Connecticut Mutual; (b) net income was $160.7 million for Massachusetts Mutual and $29.6 million for Connecticut Mutual and (c) policyholders' contingency reserves increased by $143.7 million for Massachusetts Mutual and decreased by $112.0 million for Connecticut Mutual.

On March 31, 1996, the Company sold MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company (formerly the MML Pension Insurance Company; currently doing business as "UniCARE"), which comprised the Company's group life and health business, to WellPoint Health Networks, Inc. The Company received total consideration of $402.2 million ($340.0 million in cash and $62.2 million in notes receivable) and recognized a before tax gain of $187.9 million. The Company, pursuant to a 1994 reinsurance agreement, cedes its group life, accident and health business to UniCARE. The Company's investment in MassMutual Holding Company Two, Inc. amounted to $187.8 million at December 31, 1995; its gain from operations included a $41.0 million dividend received from MIRUS in 1995. Additionally, this investment produced an unrealized gain of $13.9 million in 1995.

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements, except as to form, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices were at one time also considered to be in conformity with generally accepted accounting principles ("GAAP").

The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows:
(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requests they be valued at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP, and (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

The NAIC is currently engaged in an extensive project ("Codification") to codify statutory accounting principles with a goal of providing a comprehensive guide of statutory accounting principles for use by insurers in all states. This comprehensive guide, which has not been approved by the NAIC or any state insurance department, includes seventy-two Statements of Statutory Accounting Principles ("SSAPs") and is expected to be effective no earlier than January 1, 1999. The effect of adopting these SSAPs shall be reported as an adjustment to surplus on the effective date. Management is currently reviewing the impact of Codification. However, since the SSAPs have not been finalized, the ultimate impact cannot be determined at this time.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these financial statements.

The following is a description of the Company's principal accounting policies and practices.

A.  Investments

Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value.

Mortgage loans are valued at unpaid principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairment allowances and mortgage encumbrances. Encumbrances totaled $14.2 million in 1997 and $27.3 million in 1996. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost, which approximates fair value.

Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Statutory Statement of Financial Position and are accounted for using the equity method.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $95.4 million in 1997, $73.1 million in 1996, and net realized after tax capital losses of $130.7 million in 1995 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $31.0 million in 1997, $26.9 million in 1996, and $5.0 million in 1995.

Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

B.  Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

C.  Non-admitted Assets

Assets designated as "non-admitted" (principally certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statutory Statement of Financial Position by an adjustment to policyholders' contingency reserves.

D. Policyholders' Reserves and Funds

Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods principally at interest rates ranging from 2.25 to 11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $8,077.9 million and $9,073.8 million at December 31, 1997 and 1996, respectively (fair value of $8,250.0 million and $9,324.6 million at December 31, 1997 and 1996, respectively as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

The Company made certain changes in the valuation of policyholders' reserves of $55.4 million in 1997 and $72.2 million in 1996. The effects of these changes were recorded as a decrease to policyholders' contingency reserves.

E. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations when incurred.

F. Policyholders' Dividends

The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges. The liability for policyholders' dividends is equal to the estimated amount of dividends to be paid in the following calendar year.

G. Cash and Short-term Investments

For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of twelve months or less to be cash and short-term investments.

2. POLICYHOLDERS' CONTINGENCY RESERVES

Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 1997, 1996 and 1995.

The proceeds of the notes, less a $28.3 million reserve in 1997, and a $32.2 million reserve in 1996 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Division of Insurance, are included in investment reserves on the Statutory Statement of Financial Position.

3. EMPLOYEE BENEFIT PLANS

The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merger. Employees previously covered by the Connecticut Mutual pension plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

A. Pension

The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees previously employed by Connecticut Mutual; the other includes all other eligible employees. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions." Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $157.4 million and $97.2 million at December 31, 1997 and 1996, respectively. On the merger date, the accounting for Connecticut Mutual pension plans was conformed to the Company's policy of recording pension plan assets and liabilities, resulting in a $10.4 million increase in policyholders' contingency reserves. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1997, 1996 and 1995. The assets of the plans are invested in the Company's general account and separate accounts.

The benefit status of the defined benefit plans as of December 31 is as follows:

                                               1997               1996
                                               ----               ----
                                                    (In Millions)
Accumulated benefit obligation               $  663.1           $  611.5
Vested benefit obligation                       653.8              606.5
Projected benefit obligation                    713.9              665.5
Plan assets at fair value                     1,154.2            1,201.7



The following assumptions were used in determining the actuarial present value of both the accumulated and projected benefit obligations.

                                             MassMutual      Connecticut Mutual
                                                Plan                Plan
                                                ----                ----

Discount rate - 1997                            7.25%               7.25%
Discount rate - 1996                            7.75                7.75
Increase in future compensation levels          4.00                5.00
Long-term rate of return on assets             10.00                9.00


In 1997, there was a significant reduction in plan participants in the Connecticut Mutual Plan which resulted in recognition of a pension plan curtailment gain of $10.7 million.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a pension plan curtailment gain of $15.3 million in 1996.

The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $38.9 million in 1997, $32.7 million in 1996 and $10.9 million in 1995.

B. Life and Health

Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company adopted the National Association of Insurance Commissioners' accounting standard for post-retirement life and health benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

The following assumptions were used in determining the accumulated postretirement benefit liability.

                                              MassMutual      Connecticut Mutual
                                                 Plan               Plan
                                                 ----               ----

Discount - 1997                                  7.25%              7.25%
Discount - 1996                                  7.75               7.75
Assumed increases in medical cost
 rates in the first year                         6.25 - 6.75        9.50
 declining to                                    4.75               5.00
 within                                          5 years            5 years



The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1997 and 1996, the net unfunded accumulated benefit obligation was $124.2 million and $124.1 million, respectively, for employees and agents eligible to retire or currently retired and $34.7 million and $33.8 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $21.7 million and $23.0 million at December 31, 1997 and 1996, respectively.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a life and health plan curtailment loss of $13.9 million in 1996.

The expense for 1997, 1996 and 1995 was $16.5 million, $17.6 million, and $22.9 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1997 accumulated postretirement benefit liability and benefit expense by $10.9 million and $1.4 million, respectively.

4. RELATED PARTY TRANSACTIONS

Pursuant to two 1994 reinsurance agreements with Mirus Life Insurance Company (Mirus) whereby the Company assumed all of the single premium immediate annuity business written by Mirus and ceded all of its group life, accident and health business to Mirus. A gain from operations of this business was reflected in 1995 as a $41.0 million dividend received from Mirus, which was recorded as net investment income on the Statutory Statement of Income. As previously discussed, on March 31, 1996, the Company sold MassMutual Holding Company Two, Inc. a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company to WellPoint Health Networks, Inc.

The Company has a modified coinsurance quota-share reinsurance agreement with a wholly-owned subsidiary, C.M. Life Insurance Company, whereby the Company assumes 75% of the premiums on certain universal life policies issued by C.M. Life. The Company pays a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment. Reserves for payment of future benefits are retained by C.M. Life.

5. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company's best estimate of its current tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax (essentially a reduction in the deduction for policyholder dividends) and miscellaneous temporary differences, such as reserves, acquisition costs and restructuring costs, resulted in effective tax rates which differ from the statutory tax rate.

The Internal Revenue Service has completed examining the Company's income tax returns through the year 1992 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1993 and 1994, and Connecticut Mutual for the years 1992 through 1995. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1997 or 1996. The Company records the estimated effects of anticipated revisions in the Statutory Statement of Income.

The Company plans to file its 1997 federal income tax return on a consolidated basis with its life and non-life affiliates with the exception of C.M. Life Insurance Company. The Company and its eligible life and non-life affiliates are subject to a written tax allocation agreement, which allocates the group's consolidated tax liability for payment purposes. Generally, the agreement provides that members with losses shall be compensated for the use of their losses and credits by other members.

The Company made federal tax payments of $353.4 million in 1997, $330.7 million in 1996 and $147.3 million in 1995.

6.  INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds and to issue mortgage loans.

A.  Bonds

The carrying value and estimated fair value of bonds are as follows:


                                                December 31, 1997
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities          $ 6,241.0    $  470.5     $10.3     $ 6,701.2
  and obligations of U.S.
  government corporations
  and agencies
Debt securities issued by
  foreign governments                  83.5         4.4       3.0          84.9
Mortgage-backed securities          3,390.8       187.9       9.0       3,569.7
State and local governments           361.9        23.9        .6         385.2
Corporate debt securities          12,148.9       765.2      46.9      12,867.2
Utilities                             871.8       100.1       2.2         969.7
Affiliates                            792.4         2.8       1.0         794.2
                                  ---------    --------     -----     ---------
  TOTAL                           $23,890.3    $1,554.8     $73.0     $25,372.1
                                  =========    ========     =====     =========


                                                December 31, 1996
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                    $ 8,042.6    $  344.0    $ 56.3     $ 8,330.3
Debt securities issued by              95.2        10.2        .5         104.9
  foreign governments
Mortgage-backed securities          3,014.0       119.0      43.3       3,089.6
State and local governments           173.2        13.1       2.1         184.2
Corporate debt securities          11,675.2       528.0     133.3      12,069.9
Utilities                             975.0        87.0      18.5       1,043.5
Affiliates                            324.1         4.3       3.5         324.9
                                  ---------    --------    ------     ---------
  TOTAL                           $24,299.3    $1,105.6    $257.5     $25,147.3
                                  =========    ========    ======     =========

The carrying value and estimated fair value of bonds at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                 Estimated
                                                Carrying           Fair
                                                 Value             Value
                                                 -----             -----
                                                      (In Millions)
Due in one year or less                        $   519.7         $   523.0
Due after one year through five years            3,972.1           4,104.6
Due after five years through ten years           7,423.3           7,838.1
Due after ten years                              5,254.9           5,888.1
                                               ---------         ---------
                                                17,170.0          18,353.8
Mortgage-backed securities, including
 securities guaranteed by the U.S.
 Government                                      6,720.3           7,018.3
                                               ---------         ---------

 TOTAL                                         $23,890.3         $25,372.1
                                               =========         =========


Proceeds from sales of investments in bonds were $11,427.8 million during 1997, $6,390.7 million during 1996 and $8,068.8 million during 1995. Gross capital gains of $200.7 million in 1997, $188.8 million in 1996 and $255.5 million in 1995 and gross capital losses of $68.8 million in 1997, $255.5 million in 1996 and $67.1 million in 1995 were realized on those sales, portions of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

B.  Stocks

Preferred stocks in good standing had fair values of $145.5 million in 1997 and $150.8 million in 1996, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $250.3 million in 1997 and $249.2 million in 1996.

C.  Mortgages

The fair value of mortgage loans, as determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans, approximated carrying value.

The Company had restructured loans with book values of $202.3 million, and $383.5 million at December 31, 1997 and 1996, respectively. These loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $5.1 million in 1997, $2.2 million in 1996 and $2.5 million in 1995.

D.  Other

The carrying value of investments which were non-income producing for the preceding twelve months was $5.7 million and $23.1 million at December 31, 1997 and 1996, respectively. The Company made voluntary contributions to the Asset Valuation Reserve of $6.8 million 1996. No additional voluntary contribution to the Asset Valuation Reserve was made in 1997.

It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT

The Company manages its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, described below, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue these financial instruments for trading purposes.

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

The Company enters into financial futures contracts for the purpose of managing interest rate exposure. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1997 and 1996, the Company did not have any open financial futures contracts.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Gains and losses realized on the termination of contracts are amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1997 and 1996, the Company had swaps with notional amounts of $3,220.2 million and $2,090.3 million, respectively. The fair values of these instruments were $20.9 million at December 31, 1997 and $14.8 million at December 31, 1996.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company's option contracts have terms of up to fifteen years. The amounts paid for options purchased are included in other investments on the Statutory Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the option contract. At December 31, 1997 and 1996, the Company had option contracts with notional amounts of $5,388.2 million and $1,928.4 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $59.0 million and $18.1 million, which had fair values of $99.6 million and $19.2 million at December 31, 1997 and 1996, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statutory Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1997 and 1996, the company had agreements with notional amounts of $3,348.6 million and $3,859.6 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $18.2 million and $22.0 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were $23.4 million and $15.2 million at December 31, 1997 and 1996, respectively.

The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. The net cash flows from asset and currency swaps are recognized as adjustments to the underlying assets' interest income. Gains and losses realized on the termination of these contracts adjusts the bases of the underlying asset. Notional amounts relating to asset and currency swaps totaled $225.6 million and $364.7 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were an unrecognized loss of $1.7 million at December 31, 1997 and an unrecognized gain of $7.8 million at December 31, 1996.

Equity swap agreements are utilized to hedge exposure to market risk on public and private equity positions held in the Company's investment portfolio. Under equity swaps, the Company agrees to an exchange, at points in time specified in each contract, between streams of variable or fixed rate interest payments and the change in an underlying index, equity or basket of equities. The change in the underlying item is calculated by reference to the level of such item specified in the agreement. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Changes in the value of these contracts are recorded as realized gains and losses in the Statutory Statement of Income when contracts are closed. At December 31, 1997 and 1996, the Company had equity swap contracts with notional amounts of $160.0 million and $149.2 million, respectively. The fair values of these instruments were an unrealized loss of $5.1 million at December 31, 1997 and an unrealized gain of $11.9 million at December 31, 1996.

The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1997 and 1996, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $1,100.7 million and $1,639.4 million with fair values of $1,117.6 million and $1,627.4 million, respectively including net unrealized gains of $16.9 million at December 31, 1997 and net unrealized losses of $12.0 million at December 31, 1996.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $146.7 million and $53.9 million at December 31, 1997 and 1996, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, contingent collateral positions have been obtained with counterparties when considered prudent.

8. REINSURANCE

The Company cedes all of its group life and health business to UniCARE and has other reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. Premiums ceded were $294.6 million in 1997, $793.5 million in 1996 and $904.1 million in 1995.

9. LIQUIDITY

The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1997 are illustrated below:


                                                           (In Millions)
Total policyholders' reserves and funds and
  separate account liabilities                     $50,804.2
Not subject to discretionary withdrawal             (5,283.7)
Policy loans                                        (4,950.4)
                                                   ---------
 Subject to discretionary withdrawal                                  $40,570.1
                                                                      =========
Total invested assets, including separate          $56,464.7
Policy loans and other invested assets             (14,823.3)
                                                   ---------
 Marketable investments                                               $41,641.4
                                                                      =========

10. BUSINESS RISKS AND CONTINGENCIES

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1997 and 1996, the Company elected not to admit $21.4 million and $15.3 million, respectively, of guaranty fund premium tax offset receivables relating to prior assessments.

The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

11. RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with the current year presentation.

12. SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1997 is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

Parent
------
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
-----------------------------------------------------------
C.M. Assurance Company
C.M. Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc. (Sold in March 1996)
MassMutual of Ireland, Limited
MML Bay State Life Insurance Company
MML Distributors, LLC

    Subsidiaries of MassMutual Holding Company
    ------------------------------------------
    GR Phelps, Inc.
    MassMutual Holding Trust I
    MassMutual Holding Trust II
    MassMutual Holding MSC, Inc.
    MassMutual International, Inc.
    MassMutual Reinsurance Bermuda (Sold in December 1996)
    MML Investor Services, Inc.
    State House One (Liquidated in December 1996)

    Subsidiaries of MassMutual Holding Trust I
    ------------------------------------------
    Antares Leveraged Capital Corporation -- 98.5%
    Charter Oak Capital Management, Inc. -- 80.0%
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation -- 84.8%
    Oppenheimer Acquisition Corporation -- 88.55%

    Subsidiaries of MassMutual Holding Trust II
    -------------------------------------------
    CM Advantage, Inc. -- (Liquidated in December 1997)
    CM International, Inc.
    CM Property Management, Inc. -- (Liquidated in December 1997)
    High Yield Management, Inc.
    MMHC Investments, Inc.
    MML Realty Management
    Urban Properties, Inc.
    Westheimer 335 Suites, Inc.

    Subsidiaries of MassMutual International
    ----------------------------------------
    Compensa de Seguros de Vida S.A. -- 33.5%
    MassLife Seguros de Vida (Argentina) S. A.
    MassMutual International (Bermuda) Ltd.
    Mass Seguros de Vida (Chile) S. A. -- 33.5%
    MassMutual International (Luxemburg) S. A.

    MassMutual Holding MSC, Incorporated
    MassMutual/Carlson CBO N. V. -- 100%
    MassMutual Corporate Value Limited -- 46%
    9048 -- 5434 Quebec, Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
---------------------------------------------------------
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

                                    PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a) FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          ---------------------------------------

          None.
          -----

          Financial Statements Included in Part B
          ---------------------------------------

          The Registrant
          --------------

          No financial statements for the Separate Account have been included, because, as of the date of this Registration Statement, the Sub-Accounts available under the Certificates had no assets.

          The Depositor
          -------------

          Reports of Independent Accountants
          Statutory Statements of Financial Position as of December 31, 1997 and 1996
          Statutory Statements of Income for the years ended December 31, 1997, 1996 and 1995
          Statutory Statements of Changes in Policyholders' Contingency Reserves for the years ended
             December 31, 1996, 1995 and 1994
             December 31, 1997, 1996 and 1995
          Statutory Statements of Cash Flows for the years ended December 31, 1997, 1996 and 1995
          Notes to Statutory Financial Statements

     (b)  EXHIBITS

          Exhibit 1 Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

          Exhibit 2       Not Applicable.

          Exhibit 3       (i)   Principal Underwriting Agreement.***

                          (ii)  Underwriting and Servicing Agreement.***

          Exhibit 4       (i)   Form of Group Annuity Contract.*

                          (ii)  Form of Individual Certificate.*

          Exhibit 5        (i)  Form of Group Annuity Application.*

                          (ii)  Form of Individual Certificate Application.*

          Exhibit 6       (i)   Copy of Articles of Incorporation of the
                                Company.*

                          (ii)  Copy of the Bylaws of the Company.*

         Exhibit 7        Not Applicable.

         Exhibit 8        (i)   Form of Participation Agreement between the
                                Company, Oppenheimer Variable Account Funds,
                                Inc. and OppenheimerFunds, Inc.**

                          (ii) Form of Participating Agreement between the Company, Panorama Series Fund, Inc. and OppenheimerFunds, Inc.**

                          (iii) Form of Participation Agreement between
                                MassMutual, C.M. Life Insurance Company and
                                American Century Investment Management,
                                Inc.***

                          (iv) Form of Participation Agreement between MassMutual Variable Insurance Products Fund II and Fidelity Distributors Corporation.***

                          (v) Form of Participation Agreement between MassMutual and T. Rowe Price Investment Services, Inc.***


         Exhibit 9        Opinion and Consent of Counsel.***

         Exhibit 10       (i)   Consent of Coopers & Lybrand, L.L.P.,
                                Independent Accountants.***

                          (ii)  Powers of Attorney.*

                          (iii) Power of Attorney for Roger Ackerman.***

         Exhibit 11       Not Applicable.

         Exhibit 12       Not Applicable.

         Exhibit 13       Not Applicable.

         Exhibit 14       None.

* Incorporated by reference to Registrant's initial Registration Statement (No. 333-45039) filed on January 28, 1998.

** Incorporated by reference to Registration Statement No. 333-22557, filed on February 28, 1997.

*** Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
Name and Position               Principal Occupation(s) During Past Five Years
--------------------------------------------------------------------------------
Roger G. Ackerman, Director     Chairman and Chief Executive Officer, since
One Riverfront Plaza, HQE 2     1996, President and Chief Operating Officer,
Corning, NY 14831               1990-1996, Corning, Inc.
--------------------------------------------------------------------------------
James R. Birle, Director        Chairman, since 1997, and Founder, since 1994,
2 Soundview Drive               President, 1994-1997, Resolute Partners, LLC;
Greenwich, CT 06836             General Partner, Blackstone Group, 1988-1994
--------------------------------------------------------------------------------
Gene Chao, Director             Chairman, President and CEO, Computer
733 SW Vista Avenue             Projections, Inc., since 1991
Portland, OR 97205
--------------------------------------------------------------------------------
Patricia Diaz Dennis, Director  Senior Vice President and Assistant General
175 East Houston, Room 4-A-70   Counsel, SBC Communications Inc., since
San Antonio, TX 78205           1995; Special Counsel, Sullivan & Cromwell,
                                1993-1995; Assistant Secretary of State for
                                Human Rights and Humanitarian Affairs, U.S.
                                Department of State, 1992-1993
--------------------------------------------------------------------------------
Anthony Downs, Director         Senior Fellow, The Brookings Institution,
1775 Massachusetts Ave., N.W.   since 1977
Washington, DC 20036-2188
--------------------------------------------------------------------------------
James L. Dunlap, Director       President and Chief Operating Officer,
1201 Louisiana, Suite 1400      United Meridian Corporation, since 1996;
Houston, TX 77002-5603          Senior Vice President, Texaco, Inc. 1987-1996
--------------------------------------------------------------------------------
William B. Ellis, Director      Senior Fellow, Yale University School of
31 Pound Foolish Lane           Forestry and Environmental Studies, since
Glastonbury, CT 06033           1995; Chairman and Chief Executive Officer,
                                Northeast Utilities, 1983-1995
--------------------------------------------------------------------------------
Robert M. Furek, Director       Chairman, State Board of Trustees for the
1 State Street, Suite 2310      Hartford School System, since 1997; President
Hartford, CT 06103              and Chief Executive Officer, Heublein, Inc.,
                                1987-1996
--------------------------------------------------------------------------------
Charles K. Gifford, Director    Chairman and Chief Executive Officer, since
100 Federal Street              1995, and President, 1989-1995, BankBoston,
Boston, MA 02110                N.A. and Chairman, since 1998, and Chief
                                Executive Officer, since 1985, BankBoston
                                Corporation
--------------------------------------------------------------------------------
William N. Griggs, Director     Managing Director, Griggs & Santow, Inc.,
75 Wall Street, 20/th/ Floor    since 1983
New York, NY 10005
--------------------------------------------------------------------------------
George B. Harvey, Director      Retired Chairman, President and CEO, Pitney
One Landmark Square             Bowes, since 1996
Suite 1905, 19/th/ Floor
Stamford, CT 06901
--------------------------------------------------------------------------------
Barbara B. Hauptfuhrer,         Director of various corporations, since 1972
Director
1700 Old Welsh Road
Huntingdon Valley, PA  19006
--------------------------------------------------------------------------------
Sheldon B. Lubar, Director      Chairman, Lubar & Co. Incorporated, since 1977
700 North Water Street,
Suite 1200
Milwaukee, WI 53202
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
William B. Marx, Jr., Director  Retired Senior Executive Vice President
5 Peacock Lane                  Lucent Technologies, since 1996; Executive
Village of Golf, FL  33436-5299 Vice President and CEO Multimedia Products
                                Group, AT&T, 1994-1996; Executive Vice
                                President and CEO, Network Systems Group,
                                1993-1994; Group Executive and President, AT&T
                                Network Systems, 1989-1993
--------------------------------------------------------------------------------
John F. Maypole, Director       Managing Partner, Peach State Real Estate
55 Sandy Hook Road - North      Holding Company, since 1984
Sarasota, FL 34242
--------------------------------------------------------------------------------
John J. Pajak, Director,        President and Chief Operating Officer,
President and Chief Operating   since 1996, Vice Chairman and Chief
Officer                         Administrative Officer, 1996-1996, Executive
1295 State Street               Vice President, 1987-1996, MassMutual
Springfield, MA 01111
--------------------------------------------------------------------------------
Thomas B. Wheeler, Director,    Chairman and Chief Executive Officer,
Chairman and Chief Executive    since 1996, President and Chief
Officer                         Executive Officer, 1988-1996, MassMutual
1295 State Street
Springfield, MA 01111
--------------------------------------------------------------------------------
Alfred M. Zeien, Director       Chairman and Chief Executive Officer,
Prudential Tower                The Gillette Company, since 1991
Boston, MA 02199
--------------------------------------------------------------------------------

Executive Vice Presidents:

--------------------------------------------------------------------------------
Lawrence V. Burkett, Jr.        Executive Vice President and General Counsel
1295 State Street               since 1993, Senior Vice President and Deputy
Springfield, MA 01111           General Counsel, 1992-1993, MassMutual
--------------------------------------------------------------------------------
Peter J. Daboul                 Executive Vice President and Chief Information
1295 State Street               Officer, since 1997, Senior Vice President
Springfield, MA 01111           1990-1997, MassMutual
--------------------------------------------------------------------------------
John B. Davies                  Executive Vice President, since 1994, Associate
1295 State Street               Executive Vice President, 1994-1994, General
Springfield, MA 01111           Agent, 1982-1993, MassMutual
--------------------------------------------------------------------------------
Daniel J. Fitzgerald            Executive Vice President, since 1994, Corporate
1295 State Street               Financial Operations, 1994-1997, Senior Vice
Springfield, MA 01111           President, 1991-1994
--------------------------------------------------------------------------------
James E. Miller                 Executive Vice President, since 1997 and
1295 State Street               1987-1996, MassMutual; Senior Vice President
Springfield, MA 01111           UniCare Life and Health Insurance Company,
                                1996-1997
--------------------------------------------------------------------------------
John V. Murphy                  Executive Vice President, since 1997,
1295 State Street               MassMutual; Executive Vice President and Chief
Springfield, MA 01111           Operating Officer, David L. Babson & Co., Inc.,
                                1995-1997; Chief Operating Officer, Concert
                                Capital Management, Inc., 1993-1995; Senior
                                Vice President and Chief Financial Officer,
                                Liberty Financial Companies, 1977-1993
--------------------------------------------------------------------------------
Gary E. Wendlandt               Executive Vice President and Chief Investment
1295 State Street               Officer, since 1993, Executive Vice President,
Springfield, MA 01111           1992-1993, MassMutual
--------------------------------------------------------------------------------
Joseph M. Zubretsky             Executive Vice President and Chief Financial
1295 State Street               Officer, since 1997, MassMutual; Chief Financial
Springfield, MA 01111           Officer, 1996, HealthSource; Coopers & Lybrand,
                                1990-1996
--------------------------------------------------------------------------------

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

                      LIST OF SUBSIDIARIES AND AFFILIATES

1. MassMutual Holding Company, a Delaware corporation, all the stock of which is owned by MassMutual.

2. MML Series Investment Fund, a registered open-end investment company organized as a Massachusetts business trust, all of the shares of which are owned by separate accounts of MassMutual and companies controlled by MassMutual.

3. MassMutual Institutional Funds, a registered open-end investment company organized as a Massachusetts business trust, all of the shares are owned by MassMutual.

4. MML Bay State Life Insurance Company, a Missouri corporation, all the stock of which is owned by MassMutual.

5. MassMutual of Ireland, Ltd., incorporated in the Republic of Ireland, to operate a group life and health claim office for MassMutual, all of the stock of which is owned by MassMutual.

6. CM Assurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

7. CM Benefit Insurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

8. C.M. Life Insurance Company, a Connecticut life, accident, disability and health insurer, all the stock of which is owned by MassMutual.

9. MML Distributors, LLC, formerly known as Connecticut Mutual Financial Services, LLC, a registered broker-dealer incorporated as a limited liability company in Connecticut. MassMutual has a 99% ownership interest and G.R. Phelps & Co. has a 1% ownership interest.

10. Panorama Series Fund, Inc., a registered open-end investment company organized as a Maryland corporation. Shares of the fund are sold only to MassMutual and its affiliates.

11. MassMutual Holding Trust I, a Massachusetts business trust, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

12. MassMutual Holding Trust II, a Massachusetts business trust, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

13. MassMutual Holding MSC, Inc., a Massachusetts corporation, which acts as a holding company for certain MassMutual subsidiaries and affiliates, all of the stock of which is owned by MassMutual Holding Company.

14. MML Investors Services, Inc., registered broker-dealer incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Company.

15. G.R. Phelps & Company, Inc., Connecticut corporation which formerly operated as a securities broker-dealer, all the stock of which is owned by MassMutual Holding Company.

16. MassMutual International, Inc., a Delaware corporation that acts as a holding company of and provides services to international insurance companies, all of the stock of which is owned by MassMutual Holding Company.

17. MassLife Seguros de Vida S.A. (Argentina), a life insurance company incorporated in Argentina. MassMutual International Inc. owns 99.99% of the outstanding capital stock of MassLife Seguros de Vida S.A.

18. Cornerstone Real Estate Advisers, Inc., a Massachusetts equity real estate advisory corporation, all the stock of which is owned by MassMutual Holding Trust I.

19. DLB Acquisition Corporation ("DLB") is a Delaware corporation, which serves as a holding company for certain investment advisory subsidiaries of MassMutual. MassMutual Holding Trust I owns 83.7% of the outstanding capital stock of DLB.

20. Oppenheimer Acquisition Corporation ("OAC") is a Delaware corporation, which serves as a holding company for OppenheimerFunds, Inc. MassMutual Holding Trust I owns 86% of the capital stock of OAC.

21. Antares Leveraged Capital Corp., a Delaware corporation that operates as a finance company, all of the stock of which is owned by MassMutual Holding Trust I.

22. Charter Oak Capital Management, Inc., a Delaware corporation that operates as an investment manager. MassMutual Holding Trust I owns 80% of the capital stock of Charter Oak.

23. MML Realty Management Corporation, a property manager incorporated in Massachusetts, all the stock of which is owned by MassMutual Holding Trust II.

24. Westheimer 335 Suites, Inc., was incorporated in Delaware to serve as a general partner of the Westheimer 335 Suites Limited Partnership. MassMutual Holding Trust II owns all the stock of Westheimer 335 Suites, Inc.

25. CM Advantage, Inc., a Connecticut corporation that acts as a general partner in real estate limited partnerships. MassMutual Holding Trust II owns all of the outstanding stock.

26. CM International, Inc., a Delaware corporation that holds a mortgage pool and issues collateralized bond obligations. MassMutual Holding Trust II owns all the outstanding stock of CM International, Inc.

27. CM Property Management, Inc., a Connecticut real estate holding company, all the stock of which is owned by MassMutual Holding Trust II.

28. Urban Properties, Inc., a Delaware real estate holding and development company, all the stock of which is owned by MassMutual Holding Trust II.

29. MMHC Investment, Inc., a Delaware corporation which is a passive investor in MassMutual High Yield Partners LLC. MassMutual Holding Trust II owns all the outstanding stock of MMHC Investment, Inc.

30. HYP Management, Inc., a Delaware corporation which is the LLC Manager for MassMutual High Yield Partners LLC and owns 1.28% of the LLC units of such entity. MassMutual Holding Trust II owns all the outstanding stock of HYP Management, Inc.

31. MassMutual Corporate Value Limited, a Cayman Islands corporation that owns approximately 90% of MassMutual Corporate Value Partners Limited. MassMutual Holding MSC, Inc. owns 46.19% of the outstanding capital stock of MassMutual Corporate Value Limited.

32. MassMutual International (Bermuda) Ltd., a Bermuda life insurance company, all of the stock of which is owned by MassMutual International Inc.

33. MassMutual Internacional (Chile) S.A. a Chilean corporation, which operates as a holding company. MassMutual International Inc. owns 99% of the outstanding shares and MassMutual Holding Company owns the remaining 1% of the shares.

34. MassMutual International (Luxembourg) S.A. a Luxembourg corporation, which operates as an insurance company. MassMutual International Inc. owns 99% of the outstanding shares and MassMutual Holding Company owns the remaining 1% of the shares.

35. Mass Seguros de Vida S.A., a life insurance company incorporated in Chile. MassMutual Holding Company owns 33.5% of the outstanding capital stock of Mass Seguros de Vida S.A.

36. MML Insurance Agency, Inc., a licensed insurance broker incorporated in Massachusetts, all of the stock of which is owned by MML Investors Services, Inc.

37. MML Securities Corporation, a Massachusetts securities corporation, all of the stock of which is owned by MML Investors Services, Inc.

38. OppenheimerFunds, Inc., a registered investment adviser incorporated in Colorado, all of the stock of which is owned by Oppenheimer Acquisition Corporation

39. David L. Babson and Company, Incorporated, a registered investment adviser incorporated in Massachusetts, all of the stock of which is owned by DLB Acquisition Corporation.

40. Cornerstone Office Management, LLC, a Delaware limited liability company that is 50% owned by Cornerstone Real Estate Advisers, Inc. and 50% owned by MML Realty Management Corporation.

41. Westheimer 335 Suites Limited Partnership, a Texas limited partnership of which Westheimer 335 Suites, Inc. is the general partner.

42. MassMutual High Yield Partners LLC, a Delaware limited liability company, that operates as a high yield bond fund. MassMutual holds 5.28%, MMHC Investment Inc. holds 35.99%, and HYP Management, Inc. hold 1.28% for a total of 42.55% of the ownership interest in this company.

43. MassMutual Corporate Value Partners Limited, a Cayman Islands corporation that operates as a high yield bond fund. MassMutual Corporate Value Limited holds an approximately 90% ownership interest in this company.

44. 9048-5434 Quebec, Inc., a Quebec corporation, which operates as the owner of hotel property in Montreal, Quebec, Canada. MassMutual Holding MSC, Inc. owns all the shares of 9048-5434 Quebec, Inc.

45. MassMutual/Carlson CBO N.V., a Netherlands Antilles corporation which operates a collateralized bond obligation fund. MassMutual Holding MSC, Inc. and Carlson Investment Management Co. each own 50% of the outstanding shares.

46. Oppenheimer Real Asset Management, Inc., a commodity pool operator incorporated in Delaware, all the stock of which is owned by OppenheimerFunds, Inc.

47. Diversified Insurance Services Agency of America, Inc. (Alabama), a licensed insurance broker incorporated in Alabama. MML Insurance Agency, Inc. owns all the shares of outstanding stock.

48. Diversified Insurance Services Agency of America, Inc. (Hawaii), a licensed insurance broker incorporated in Hawaii. MML Insurance Agency, Inc. owns all the shares of outstanding stock.

49. MML Insurance Agency of Nevada, Inc., a Nevada corporation that operates as an insurance broker, all of the stock of which is owned by MML Insurance Agency, Inc.

50. MML Insurance Agency of Ohio, Inc., a subsidiary of MML Insurance Agency, Inc., is incorporated in the state of Ohio that operates as an insurance broker. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

51. MML Insurance Agency of Texas, Inc., a subsidiary of MML Insurance Agency, Inc., is incorporated in the state of Texas that operates as an insurance broker. The outstanding capital stock is controlled by MML Insurance Agency, Inc. by means of a voting trust.

52. MML Insurance Agency of Mississippi, P.C., a Mississippi professional corporation that operates as an insurance broker, all of the stock of which is owned by MML Insurance Agency, Inc.

53. Origen Inversiones S.A., a Chilean corporation which operates as a holding company. MassMutual Internacional (Chile) S.A. holds a 33.5% ownership interest in this corporation.

54. Babson Securities Corporation, a registered broker-dealer incorporated in Massachusetts, all of the stock of which is owned by David L. Babson and Company, Incorporated.

55. Potomac Babson Incorporated, a Massachusetts corporation, is a registered investment adviser. David L. Babson and Company Incorporated owns 60% of the outstanding shares of Potomac Babson Incorporated.

56. Babson-Stewart-Ivory International, a Massachusetts general partnership, which operates as a registered investment adviser. David L. Babson and Company Incorporated holds a 50% ownership interest in the partnership.

57. Oppenheimer Value Stock Fund ("OVSF") is a series of Oppenheimer Integrity Funds, a Massachusetts business trust. OVSF is a registered open-end investment company of which MassMutual owns 40% of the outstanding shares of beneficial interest.

58. Oppenheimer Series Fund I Inc., a Maryland corporation and a registered open-end investment company of which MassMutual and its affiliates own approximately 27% of the outstanding shares of beneficial interest.

59. Centennial Asset Management Corporation, a Delaware corporation that serves as the investment adviser and general distributor of the Centennial Funds. OppenheimerFunds, Inc. owns all the stock of Centennial Asset Management Corporation.

60. HarbourView Asset Management Corporation, a registered investment adviser incorporated in New York, all the stock of which is owned by OppenheimerFunds, Inc.

61. MassMutual Internacional (Argentina) S.A., an Argentine corporation, which operates as a holding company. MassMutual International Inc. owns 99.9% of the outstanding shares and MassMutual Holding Company owns the remaining 0.1% of the shares.

62. OppenheimerFunds Distributor, Inc., a registered broker-dealer incorporated in New York, all the stock of which is owned by OppenheimerFunds, Inc.

63. Oppenheimer Partnership Holdings, Inc., a Delaware holding company, all the stock of which is owned by OppenheimerFunds, Inc.

64. Shareholder Financial Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by OppenheimerFunds, Inc.

65. Shareholder Services, Inc., a transfer agent incorporated in Colorado, all the stock of which is owned by OppenheimerFunds, Inc.

66. MultiSource Service, Inc., a Colorado corporation that operates as a clearing broker, all of the stock of which is owned by OppenheimerFunds, Inc.

67. Centennial Capital Corporation, a former sponsor of unit investment trust incorporated in Delaware, all the stock of which is owned by Centennial Asset Management Corporation.

68. Compensa Compania Seguros De Vida, a Chilean insurance company. Origen Inversiones S.A. owns 99% of the outstanding shares of this company.

69. Cornerstone Suburban Office Investors, LP, a Delaware limited partnership, which operates as a real estate operating company. Cornerstone Office Management, LLC holds a 1% general partnership interest in this fund and MassMutual holds a 99% limited partnership interest.

70. 505 Waterford Park Limited Partnership, a Delaware limited partnership, which holds title to an office building in Minneapolis, Minnesota. MML Realty Management Corporation holds a 1% general partnership interest in this partnership and MassMutual holds a 99% limited partnership interest.

71. The DLB Fund Group, an open-end management investment company, of which MassMutual owns at least 25% of each series.

72. MassMutual Services, S.A., an Argentine corporation, which operates as a service company. MassMutual Internacional (Aregentina) S.A. owns 99% of the outstanding shares and MassMutual International, Inc. owns 1% of the shares.

     MassMutual is the investment adviser to each of the following investment companies, and as such may be deemed to control them.

1. MassMutual Corporate Investors, a registered closed-end Massachusetts business trust.

2. MassMutual Participation Investors, a registered closed-end Massachusetts business trust.

3. MML Series Investment Fund, a registered open-end Massachusetts business trust, all of the shares are owned by separate accounts of MassMutual and companies controlled by MassMutual.

4. MassMutual Institutional Funds, a registered open-end Massachusetts business trust, all of the shares are owned by MassMutual.

5. MassMutual/Carlson CBO N.V., a Netherlands Antilles corporation that issued Collateralized Bond Obligations on or about May 1, 1991, which is owned equally by MassMutual interests (MassMutual and MassMutual Holding MSC, Inc.) and Carlson Investment Management Co.

6. MassMutual Corporate Value Partners, Limited, an off-shore unregistered investment company.

7. MassMutual High Yield Partners LLC, a high yield bond fund organized as Delaware limited liability company.

8. MassMutual/Darby CBO, LLC, a Delaware limited liability company that operates as a fund investing in high yield debt securities of U.S. and emerging market issuers. MassMutual owns 1.79%, MMHL, Inc. owns 44.91% and MassMutual High Yield Partners, LLC owns 2.39% of the ownership interest in this Company.

ITEM 27. NUMBER OF CONTRACT OWNERS

Not applicable because no contracts have been sold as of the date of this initial Registration Statement.

ITEM 28. INDEMNIFICATION

The Bylaws of the Company provide that:

    MassMutual directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MassMutual pursuant to the foregoing provisions, or otherwise, MassMutual has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MassMutual of expenses incurred or paid by a director, officer or controlling person of MassMutual in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MassMutual will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) MML Distributors, LLC, a wholly-owned subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b)(1) MML Distributors, LLC is the principal underwriter of the Certificates. The following people are officers and member representatives of the principal underwriter.

                      OFFICERS AND MEMBER REPRESENTATIVES
                             MML DISTRIBUTORS, LLC

Name and Position
with Principal Underwriter            Principal Business Address
--------------------------            --------------------------

Kenneth M. Rickson                    One Monarch Place
Member Representative                 1414 Main Street
G.R. Phelps & Co., Inc.               Springfield, MA 01144-1013

Margaret Sperry                       1295 State Street
Member Representative                 Springfield, MA 01111-0001
Massachusetts Mutual
Life Insurance Co.

Kenneth M. Rickson                    One Monarch Place
President                             1414 Main Street
                                      Springfield, MA 01144-1013

John E. Forrest                       One Monarch Place
Vice President                        1414 Main Street
                                      Springfield, MA 01144-1013

Ronald E. Thomson                     One Monarch Place
Vice President                        1414 Main Street
                                      Springfield, MA 01144-1013

Michael L. Kerley                     One Monarch Place
Vice President                        1414 Main Street
Assistant Secretary                   Springfield, MA 01144-1013

James T. Bagley                       1295 State Street
Treasurer                             Springfield, MA 01111-0001

Bruce C. Frisbie                      1295 State Street
Assistant Treasurer                   Springfield, MA 01111-0001

Raymond W. Anderson                   140 Garden Street
Assistant Treasurer                   Hartford, CT 01654

Ann F. Lomeli                         1295 State Street
Secretary                             Springfield, MA 01111-0001

Eileen D. Leo                         One Monarch Place
Assistant Secretary                   1414 Main Street
                                      Springfield, MA 01144-1013

Marilyn A. Spanzo                     One Monarch Place
Chief Legal Officer                   1414 Main Street
                                      Springfield, MA 01144-1013

Robert Rosenthal                      One Monarch Place
Compliance Officer                    1414 Main Street
                                      Springfield, MA 01144-1013

Melissa Thompson                      One Monarch Place
Registration Manager                  1414 Main Street
                                      Springfield, MA 01144-1013

Ruth B. Howe                          One Monarch Place
Director of Continuing Education      1414 Main Street
                                      Springfield, MA 01144-1013

Peter D. Cuozzo                       140 Garden Street
Variable Life Supervisor and          Hartford, CT 06154
Hartford OSJ Supervisor

Maureen Ford                          140 Garden Street
Variable Annuity Supervisor           Hartford, CT 06154

Anne Melissa Dowling                  140 Garden Street
Large Corporate Market Supervisor     Hartford, CT 06154

(b)(2) MML Investors Services, Inc. is the co-underwriter of the Contracts. The following people are the officers and directors of the co-underwriter.

                         MML INVESTORS SERVICES, INC.
                            OFFICERS AND DIRECTORS

Name and Position
with Co-Underwriter                Principal Business Address
-------------------                --------------------------

Kenneth M. Rickson                 One Monarch Place
President                          1414 Main Street
                                   Springfield, MA 01144-1013

Michael L. Kerley                  One Monarch Place
Vice President                     1414 Main Street
Chief Compliance Officer           Springfield, MA 01144-1013
Chief Legal Officer
Assistant Secretary

Ronald E. Thomson                  One Monarch Place
Treasurer and Second               1414 Main Street
Vice President                     Springfield, MA 01144-1013

Ann F. Lomeli                      1295 State Street
Secretary                          Springfield, MA 01111

John E. Forrest                    One Monarch Place
Vice President                     1414 Main Street
National Sales Director            Springfield, MA 01144-1013

Eileen D. Leo                      One Monarch Place
Assistant Treasurer                1414 Main Street
Assistant Secretary                Springfield, MA 01103-1013

David Deonarine                    One Monarch Place
Sr. Registered Options Principal   1414 Main Street
                                   Springfield, MA 01144-1013

Nicholas J. Orphan                 245 Peach Tree Center Ave.
Regional Supervisor/South          Suite 2330
                                   Atlanta, GA 30303

Name and Position
with Co-Underwriter                Principal Business Address
-------------------                --------------------------

Burvin E. Pugh                     1295 State Street
Chief Agency Field                 Springfield, MA 01111
Force Supervisor

John P. McCloskey                  1295 State Street
Regional Supervisor/East           Springfield, MA 01111

Robert W. Kumming                  1295 State Street
Regional Pension Management        Springfield, MA 01111
Supervisor (East/Central)

Peter J. Zummo                     1295 State Street
Regional Pension Management        Springfield, MA 01111
Supervisor (South/West)

Bruce Lukowiak                     6263 North Scottsdale Rd.
Regional Supervisor/West           Suite 222
                                   Scottsdale, AZ 85250

Gary L. Greenfield                 One Lincoln Centre
Regional Supervisor/Central        Suite 1490
                                   Oak Brook Terrace, IL
                                   60181-4271

Lawrence V. Burkett                1295 State Street
Chairman of the Board              Springfield, MA 01111
of Directors

Peter Cuozzo, CLU, ChFC            1295 State Street
Director                           Springfield, MA 01111

John B. Davies                     1295 State Street
Director                           Springfield, MA 01111

Maureen R. Ford                    140 Garden Street

Director                           Hartford, CT 01654

Gary T. Huffman                    1295 State Street
Director                           Springfield, MA 01111

Susan Alfano                       1295 State Street
Director                           Springfield, MA 01111

Anne Melissa Dowling               140 Garden Street
Director                           Hartford, CT 01654

Douglas J. Jangraw                 140 Garden Street
Director                           Hartford, CT 06154




ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 140 Garden Street, Hartford, CT.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual certificates under the group deferred variable annuity contract with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 18th day of May, 1998.

            MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

            By: /s/ Thomas B. Wheeler*
               -----------------------
            Thomas B. Wheeler, Chief Executive Officer
            Massachusetts Mutual Life Insurance Company

/s/ Richard M. Howe   On  May 18, 1998, as Attorney-in-Fact pursuant to
--------------------- powers of attorney.
*Richard M. Howe

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039 has been signed by the following persons in the capacities and on the duties indicated.

   Signature                                          Title                               Date
   ---------                                          -----                               ----
/s/ Thomas B. Wheeler*                             Chief Executive Officer and         May 18, 1998
-------------------------------                    Chairman of the Board
Thomas B. Wheeler

/s/ John J. Pajak*                                 President, Chief Operating Officer  May 18, 1998
-------------------------------                    and Director
John J. Pajak

/s/ Joseph M. Zubretsky*                           Executive Vice President,           May 18, 1998
-------------------------------                    Chief Financial Officer &
Joseph M. Zubretsky                                Chief Accounting Officer

/s/ Roger G. Ackerman*                             Director                            May 18, 1998
-------------------------------
Roger G. Ackerman

/s/ James R. Birle*                                Director                            May 18, 1998
-------------------------------
James R. Birle

/s/ Gene Chao*                                     Director                            May 18, 1998
-------------------------------
Gene Chao, Ph.D.

/s/ Patricia Diaz Dennis*                          Director                            May 18, 1998
-------------------------------
Patricia Diaz Dennis

/s/ Anthony Downs*                                 Director                            May 18, 1998
-------------------------------
Anthony Downs

/s/ James L. Dunlap*                               Director                            May 18, 1998
-------------------------------
James L. Dunlap

/s/ William B. Ellis*                              Director                            May 18, 1998
-------------------------------
William B. Ellis, Ph.D.

/s/ Robert M. Furek*                               Director                            May 18, 1998
-------------------------------
Robert M. Furek

/s/ Charles K. Gifford*                            Director                            May 18, 1998
-------------------------------
Charles K. Gifford

/s/ William N. Griggs*                             Director                            May 18, 1998
-------------------------------
William N. Griggs

/s/ George B. Harvey*                              Director                            May 18, 1998
-------------------------------
George B. Harvey

/s/ Barbara B. Hauptfuhrer*                        Director                            May 18, 1998
-------------------------------
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*                              Director                            May 18, 1998
-------------------------------
Sheldon B. Lubar

/s/ William B. Marx, Jr.*                          Director                            May 18, 1998
-------------------------------
William B. Marx, Jr.

/s/ John F. Maypole*                               Director                            May 18, 1998
-------------------------------
John F. Maypole

/s/ Alfred M. Zeien*                               Director                            May 18, 1998
-------------------------------
Alfred M. Zeien

/s/ Richard M. Howe                                On May 18, 1998, as Attorney-in-Fact pursuant to
-------------------------------                    powers of attorney.
*Richard M. Howe

                               INDEX TO EXHIBITS

3(i)      Principal Underwriting Agreement

 (ii)     Underwriting and Servicing Agreement

8(iii)    American Century Participation Agreement

8(iv)     Variable Insurance Products Fund II Participation Agreement

8(v)      T. Rowe Price Participation Agreement

9         Opinion and Consent of Counsel

10(i)     Consent of Coopers & Lybrand LLP

10(iii)   Power of Attorney for Roger Ackerman